1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of May 2003

China Telecom Corporation Limited

(Translation of registrant's name into English)

31 Jin Rong Avenue
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

EXHIBITS

FORWARD-LOOKING STATEMENTS

The Annual Report 2002 of the Company, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company's ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's registration statement on Form F-1 (File No. 333-100042), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 9, 2003

By: ____________________
Name: Zhou Deqiang
Title: Chairman and CEO

CHINA TELECOM CORPORATION LIMITED

Exhibit 1.1



中国电信
CHINA TELECOM

ANNUAL REPORT 2002

Sharing the Very Best of this Information Age

CONTENTS

COMPANY PROFILE AND CORPORATE INFORMATION

China Telecom Corporation Limited is a joint stock limited company established pursuant to the PRC Company Law by China Telecommunications Corporation as its sole promoter on 10 September 2002.

We are the leading provider of wireline telecommunications services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province in China. Our scope of business includes the following:

(1) operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

(2) operating voice, data, image, multimedia and other information services mainly based on the wireline networks;

(3) conducting accounts settlement relating to international telecommunications services in accordance with state regulations; and

(4) dealing with system integration, technological development, technical services, information consulting, telecommunications equipment design together with manufacture, implementation and sales.

Our H shares and American Depositary Shares ("ADS") were listed on the Stock Exchange of Hong Kong and the New York Stock Exchange on 15 November 2002 and 14 November 2002 respectively.

Chinese registered name:	中国电信股份有限公司
English name:	China Telecom Corporation Limited
Authorised representative:	Zhou Deqiang
Company secretary:	Li Ping
International auditors:	KPMG
Legal advisers:	Jingtian & Gongcheng Freshfields Bruckhaus Deringer Sullivan & Cromwell LLP
Registered address:	31 Jinrong Avenue, Xicheng District, Beijing, PRC, 100032
Telephone:	(8610) 6642 8166
Facsimle:	(8610) 6601 0728

7

COMPANY PROFILE AND CORPORATE INFORMATION

Website:	www.chinatelecom-h.com
H share registrar:	Computershare Hong Kong Investor Services Limited 1712–1716, 17th Floor Hopewell Centre 183 Queen's Road East, Wanchai Hong Kong
ADS depositary:	Bank of New York 101 Barclay Street New York, NY 10286 The United States of America
Listings:	
H shares:	The Stock Exchange of Hong Kong Limited stock code: 728
ADSs:	New York Stock Exchange, Inc. stock code: CHA



Dear shareholders,

In 2002 China Telecom Corporation Limited successfully completed its corporate restructuring and went on to complete its global initial public offering. The Company has seized this opportunity to advance closer to its goal of being a world-class telecommunications company and has turned in a strong performance for the year, surpassing its goals for 2002 and realising its promises to shareholders.

REVIEW OF 2002

Revenue for the year grew by 10.1% to RMB75,496 million and net income increased to RMB16,864 million with a net profit margin of 22.3%, while operating expenses of RMB54,118 million, 7.3% up from 2001, increased at a rate lower than that of revenue. We have expanded our wireline subscriber base by 17.3%, adding 8.38 million access lines in service, bringing our total to 56.86 million. We more than doubled the size of our broadband business, signing up approximately 0.98 million new customers to reach a year-end subscriber base of 1.38 million. Profitability was enhanced with basic earnings per share of RMB0.24.

Our strong performance is largely the result of the effective execution of our business strategies, continued improvement of our internal management systems, encouragement of innovation, and steadfast work ethic. This has led the Company into a new era of development along with a new corporate image.

- We firmly believe in the maximisation of shareholder value as our operating principle. We seek to develop a business model that is market-oriented, customer-centered, and return-driven. We strive to take advantage of organic and external growth opportunities to leverage our strength and continuously create value for our shareholders.

- We fine-tune our marketing strategy according to market conditions. We adopt different marketing strategies based on specific customer segments. This has enabled us to achieve stable growth in wireline voice services and high growth in broadband and Internet services. We have enhanced revenue driven by traffic volume growth and also actively developed new value-added services. As a result, we have successfully maintained a commanding market position.

- We continue to take measures to improve cost control and profitability. We have upgraded our overall budget planning and control capabilities through centralised cash, investment, and equipment procurement management. We have consistently implemented operating expense controls, especially in network operations and maintenance, and have reduced capital expenditures, thereby improving profitability.

CHAIRMAN'S STATEMENT

- We are continuing management reform initiatives. We have re-positioned our local branches as Basic Business Units and carried out a critical overhaul of their business operations. We have established an internal Service Level Agreement mechanism between front-end marketing units and back-end network support units. A Key Performance Indicator system has been established to improve performance evaluation. We have upgraded our information technology infrastructure (CTG — MBOSS). All of these efforts are designed to improve our operating efficiency, market responsiveness and service quality, so as to strengthen our core competitiveness.

- We continue to capitalise on our network advantages. Our network is characterised by reliability, extensive coverage and high capacity. While further optimising its structure, we have upgraded network intelligence. As a result, we are able to create new value-added products and services for our customers and are well-positioned to migrate seamlessly to the next generation of technology.

- We have taken innovative measures in the management of human resources. We have established a compensation system linked with value creation and growth in profitability. We have also set up a dual-track promotion system for employee career development. Together these new approaches have greatly stimulated the enthusiasm and creativeness of our employees, creating a strong basis for our new corporate culture.

- We have adopted OECD corporate governance standards. In accordance with relevant laws and regulations, we have adopted OECD corporate governance norms. We have established a corporate governance structure consisting of shareholders' meetings, board of directors, supervisory committee, and corporate management with clear-cut responsibilities. Under the board of directors, we have established audit and remuneration committees in which independent directors play key roles. Further, we are continuing our efforts to improve information disclosure to ensure transparent, efficient and smooth communications between management and investors.



In 2002, we successfully completed our initial public offering, the world's largest telecom IPO for the year. Our shares have been listed on the Stock Exchange of Hong Kong and the New York Stock

11

Exchange since November 2002. We take pride in the fact that *Fortune* magazine named us as one of the "most admired companies" for the year 2002.

OUTLOOK FOR 2003

We believe China's economy will continue to record strong and healthy growth in 2003 with the goal of further improving the people's living standards. The government's strategic focus is on the development of information technology. Under the slogan of "let technology drive industrial development, let industrial development drive technology", a nationwide promotional campaign will help stimulate demand for telecommunications services. With low penetration rates across most of China for wireline services, we see a huge potential for growth. Data communications and information technology solutions have shown strong demand among all customer segments. With the popularisation of the Internet, the communication of knowledge and information will drive the fast growth of our broadband services. Various information applications will stimulate high-capacity, value-added services of all kinds. We intend to take full advantage of the unique opportunity presented by China's large and growing market to create as much value as possible for our shareholders.

Over time, we believe the regulatory environment will become more transparent and mature. Tariff policy for wireline telecommunication services is basically stable. Regulations benefit us in the provision of new services that will enjoy strong demand and high margins. We are actively seeking to become a full service telecommunications operator.

The reform and restructuring of China's telecommunications sector continues to provide us with both opportunities and challenges. We welcome orderly competition as well as cooperation with others in the years to come in the best interest of our shareholders. As a responsible carrier, we seek to provide as many telecom services as possible when they are commercially viable, so as to better serve our communities.

We have the unique right, but not the obligation, to grow through acquisitions of high-quality assets from our parent company and see this type of opportunity as an important means of expanding our operations. If we seek to carry out such an acquisition, however, it will be based on market conditions and commercial considerations and will be subject to minority shareholders' approval.

We are excited by our future prospects. We will continue to improve capital expenditures and operating expense control so as to enhance our profitability. We are building China Telecom on the values of innovation, integrity, cooperation, value creation based on a carefully executed strategy. We have a commitment to you, our shareholders and customers, to share the very best of this Information Age.

DIVIDEND POLICY

At the forthcoming annual general meeting, the board of directors will propose a dividend of HK$0.065 per share on an annual basis. Actual dividend payment for the year 2002 will be pro-rated based on the period from the date of listing to 31 December 2002.

Finally, I would like to take this opportunity to express my sincere thanks to all of our constituents — our board members, supervisors, shareholders, employees and customers, for your great support this year.



Zhou Deqiang
Chairman and Chief Executive Officer

Beijing, PRC
24 April 2003


GROWTH | PERFORMANCE

BUSINESS REVIEW



OVERVIEW

We are the leading provider of wireline telephone, data, Internet and leased line services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province. As is consistent with our philosophy of placing "customer first, service foremost", we seek to develop a business model that is market-oriented, customer-centered and return-driven. We achieved an outstanding performance in 2002.

In 2002, our revenue grew by 10.1% to RMB75,496 million and net income increased to RMB16,864 million with a net profit margin of 22.3%. We have expanded our wireline subscriber base by 17.3%, adding 8.38 million access lines in service, bringing our total to 56.86 million. We grew our broadband subscriber base by 247.4%, signing up 0.98 million new customers to attain a year-end subscriber base of 1.38 million. We built up demand momentum for value-added wireline services through the successful market debuts of V-net, information telephone, 17901 direct dial VoIP, 4008 quasi toll-free and wireline prepaid services.

In 2002, we further consolidated our market leadership position with the full implementation of our market segmentation plan and of our growth strategies geared toward wireline voice, broadband and Internet, and value-added services.

We enhanced customer satisfaction through differentiated product provisioning, and the establishment of four clearly positioned servicing and distribution channels, consisting of our key account managers, community managers, rural contract personnel and "1000" service hotline. Customer complaints filed with the Ministry of Information Industry against us declined 87% in 2002, falling to one of the lowest levels in the industry.

We pushed ahead with our internal restructuring and business re-engineering initiatives aimed at instilling greater market responsiveness, more effective cost control, higher efficiency and competitiveness into our operations.

China's regulatory environment has become more transparent, and the competition more orderly. The structural adjustment in wireline tariffs has been fully reflected in the company's financial performance of 2002. Tariff policy regarding wireline telecom services is basically stable. In the mean time, the Ministry of Information Industry will increase regulatory scrutiny, and actively facilitate orderly competition in the market.

14

BUSINESS REVIEW

The following table illustrates some major indicators of our business development in the last 3 years:

	2000	2001	2002	Change 2002 over 2001
Local wireline access lines in service (in thousands)	39,822	48,478	56,859	17.3%
Penetration rate of wireline service (%)	18.3%	22.1%	25.7%	3.6 pp
Local voice usage (pulses in billions)	156.6	158.8	174.1	9.6%
Domestic long distance usage (minutes in millions)	26,967	30,630	33,624	9.8%
International, Hong Kong, Macau and Taiwan long distance usage (minutes in millions)	1,417	1,406	1,325	-5.8%
DDN ports (in thousands) [in 64K equivalents]	103.1	158.6	207.7	31.0%
FR ports (in thousands) [in 128K equivalents]	11.2	20.4	24.3	19.1%
ATM ports (in thousands) [in 2M equivalents]	1.3	7.8	10.8	38.5%
Broadband subscribers (in thousands)	10	397	1,379	247.4%
Dial-up subscribers (in thousands)	5,171	9,627	11,623	20.7%
Dial-up usage (minutes in billions)	22.2	45.5	40.2	-11.6%
2M digital circuits leased (lines in thousands)	65.1	84.3	94.4	12.0%
Penetration rate of caller ID display (% of lines in service)	—	27.9%	41.9%	14.0 pp

15

Business Line Review

Local voice business sustained rapid growth

Generating 47.5% of total revenue, local wireline voice service is the pillar of our business and the focus of our development. We enjoy a dominant market position in local services with a subscriber market share of over 99%. Both our subscriber base and traffic volume maintained high growth rates in 2002.

Total Local Wireline Subscribers (numbers in millions)


CAGR : 19.5%
39.8
48.5
56.9
2000
2001
2002

Local Wireline Subscribers


14%
4%
3%
2001
79%
Residential
Enterprise
Public Telephones
Wireless Local Access

Local Wireline Subscribers


15%
5%
6%
2002
74%
Residential
Enterprise
Public Telephones
Wireless Local Access

Subscriber base swiftly expanded

We continued to rapidly expand our wireline subscriber base in 2002. Adding 8.38 million new access lines in service, we grew our subscriber base by 17.3% to a total of 56.86 million access lines in service at year-end. Such strong wireline subscriber growth provides a solid foundation for the sustained development of our local voice, long distance, Internet and data, and other services. Meanwhile, we also improved the structure of our subscriber base. Through strict emphasis on profitability and high-end subscribers, we grew our high-ARPU business and public telephone subscribers by 21.3% and 58.5%, respectively. Collectively, these valuable customers accounted for 20.3% of our total subscribers at year-end, as compared to 18.5% for 2001. Accelerating wireless local access subscription was driven by strong market demand. Being a natural extension of and supplement to our wireline services, wireless local access played a positive role in boosting local call volume and revenue growth, and in stemming competitive substitution. The year-end wireline penetration rate of 25.7% in our service regions was still significantly lower than the existing rates in mature markets, indicating the great market potential over which we preside.

BUSINESS REVIEW

Local telephone usage made steady headway

Total local usage, including voice and dial-up, grew 6.7% in 2002, totaling 226.6 billion pulses at year-end. This growth was largely attributable to a 9.6% growth in voice calls driven by expansion in our subscriber base, enhancement of our distribution channels and marketing initiatives focused on usage revenue. The upgrade made by some of our subscribers from dial-up Internet access services to broadband services led to a decrease in total dial-up usage.

Local Wireline Usage (pulses in billions)


CAGR(1) : 12.0%
24
54
53
157
159
174
2000
2001
2002

Voice Call   Dial-up Internet Access(2)

(1): 2000-2002CAGR of total usage
(2): including dial-up usage by our subscribers and users of other dial-up service providers

Local Wireline Usage (minutes in billions)


CAGR(1) : 18.4%
24
54
53
118
118
146
2000
2001
2002

Voice Call   Dial-up Internet Access(2)

(1): 2000-2002CAGR of total usage
(2): including dial-up usage by our subscribers and users of other dial-up service providers

Broadband and data business emerged as a major driver of revenue growth

Our Internet and data business experienced explosive growth in 2002. Revenue grew 53.4% from 2001 to RMB5,564 million, constituting 7.4% of total revenue. We magnified our broadband subscriber base by 247.4% from year-end 2001 to serve 1.38 million total broadband users. ADSL subscribers accounted for 81.4% of our total broadband subscribers, numbering 1.12 million at year-end 2002.

Broadband: Explosive growth

Over the past year, we successfully leveraged our enormous existing subscriber base and dominant control over the "last mile" access network to make broadband access a strategic focus. Strong growth in demand enabled us to position our broadband services as premium products. Meanwhile, we increased our brand name recognition through a series of large-scale promotional campaigns throughout 2002, the most notable of which was the market momentum-pumping "Ultimate Broadband Tour". Supporting operational efforts, advances in technology have consistently brought down equipment costs, further improving the economics of our broadband business. Broadband access is increasingly becoming a high growth, high margin business that contributes significantly to our revenue growth. We expect to quadruple our broadband subscriber base by the end of 2005.

Cooperating with service providers, we have introduced V-net, a new business model aimed at promoting broadband penetration and usage. The interaction between access and applications made possible by V-net will open up a new range of services to our end-users, including on-line gaming, Video-On-Demand, on-line financial services, and distance education, while equipping service providers with easy access to end user payments, and to IDC, bandwidth and customer care services. V-net will effectively promote the rapid proliferation of broadband applications and stimulate growth in our subscriber base and revenue.

Dial-up Internet access subscribers exceeded 10 million in 2002, an increase of 20.7% from 2001. A well-established and growing narrow-band business acts as a sort of incubator, nurturing demand for our broadband business.


Broadband Subscribers
(numbers in thousands)
14
243
CAGR(1): 1080%
8
88
ADSL:6
LAN: 4
2000
2001
2002
ADSL
LAN
Other

(1): 2000-2002 CAGR of total broadband subscribers

Managed data: high growth in usage

We achieved remarkable development in our managed data business over the past year. The bandwidth volume of our Digital Data Network (DDN), Frame Relay (FR) and Asynchronous Transfer Mode (ATM) services grew by 31.0%, 19.1% and 38.5%, respectively. We continued to focus on this business line strategically, and have been committed to providing large enterprise customers with tailored services and total solutions that deliver real value. As we have become increasingly recognised as one of China's preferred providers of managed data services, our subscriber base has expanded without interruption and most of our existing subscribers have upgraded their bandwidth and increased their usage.


Managed Data-ATM
(numbers in thousands)
10.8
CAGR(1): 186%
7.8
5.3
1.4
1.3
0.7
ATM Subscribers
ATM (in 2M Equivalent)
2000
2001
2002

(1): CAGR of ATM (in 2M equivalant)

BUSINESS REVIEW


Managed Data-FR (numbers in thousands)
47
CAGR(1): 47%
21
24
20
15
11
FR Subscribers
FR (in 128k Equivalent)
2000
2001
2002

(1): CAGR of FR (in 128k equivalant)


Domestic long distance market share (1)
90%
70%
72%
68%
67%
69%
64%
60%
55%
54%
45%
44%
2000
2001
2002 1H
2002
PSTN
VoIP
Total

(1): in terms of total usage


Managed Data-DDN
(numbers in thousands)
CAGR(1): 42%
208
157
155
159
136
103
DDN Subscribers
DDN (in 64k Equivalent)
2000
2001
2002

(1): CAGR of DDN (in 64k equivalant)


IDD market share (1)
99%
98%
95%
90%
84%
71%
72%
69%
66%
61%
59%
57%
2000
2001
2002 1H
2002
PSTN
VoIP
Total

(1): in terms of total usage

Risk in long distance voice business moderated

Domestic and international, Hong Kong, Macau and Taiwan long distance services accounted for 23.3% of our total revenue in 2002, falling 3 percentage points from 2001. Due to the shift to a fully competitive market, tariff levels are set to a large extent on a competitive basis. Our long distance business therefore faces markedly reduced risk on the tariff front.

Domestic long distance: Traffic growth steady

(minutes in millions)	2000	2001	2002
PSTN	24,780	19,133	15,915
VoIP	2,187	11,497	17,709
TOTAL	26,967	30,630	33,624

Domestic long distance telephone services accounted for 19.0% of our total revenue in 2002. Our strategy for this business, which we successfully enacted in 2002, has involved the discretionary use of VoIP as a competitive tool to maximise revenue. While the tariff premium for PSTN services remained constant, we fine-tuned the percentage of market-priced VoIP in total long distance traffic to respond to competitive pressures and best achieve our revenue target. In 2002, VoIP services contributed 52.7% of total long distance usage. As a result of the increase in usage of our market-priced VoIP services, we believe that tariff-related risks facing domestic long distance are markedly reduced. Results for the second half of 2002 were even more encouraging. Revenue rose 1.0% over the first half of the year, and our market share in terms of traffic volume was maintained above 50%.

International, Hong Kong, Macau and Taiwan long distance: slight decline in traffic

Revenue from international, Hong Kong, Macau and Taiwan long distance telephone services contributed 4.3% of our total revenue in 2002. At year-end 2002 we held a market share of 59.2% in terms of traffic volume. Total traffic declined by 5.8% from the previous year to 1.33 billion minutes. The opening of international gateways by other telecom operators in our service regions diverted a portion of the international traffic that was previously transmitted by us. Also, intensified competition translated into higher VoIP usage.

Value added services exhibited exceptional growth

Value added services signify the striking combination of limited incremental investment and attractive returns. We leveraged our network and customer resources to promote value-added services, including caller ID display, call-up information services and information telephone. By the end of 2002, our caller ID display service had 23.84 million subscribers with a penetration rate of 41.9%, up from a penetration rate of 27.9% in 2001. We partnered with government agencies, news media and businesses to provide diversified call-up information services and call center out-sourcing to our customers, which also greatly boosted our voice traffic.

In addition, we attempted to combine information services with e-commerce applications. Utilising our existing telephone billing and collection systems as a payment platform, we provided wireline telephone subscribers with such new services as telephone lottery and telephone stock trading. We also introduced 17901 direct dial VoIP, 4008 quasi toll-free and wireline pre-paid services.

Interconnection and leased line businesses

Interconnection and leased line services accounted for 9.9% of our total revenue in 2002. For local interconnection, we charge a termination fee of RMB0.06 per minute for inbound traffic, but, by regulation, we are exempt from any interconnection payment for outbound local traffic to mobile operators. Inbound local calls grew 10.8% in 2002. Long distance interconnection was influenced by a

BUSINESS REVIEW

significant structural change in traffic pattern in 2002. The traffic routing deregulation enacted in 2002 stimulated long distance operators, including ourselves, to carry on their own networks the long distance traffic generated by their own subscribers. The net impact of this change on us was limited, as we experienced reductions on both the revenue and the expense sides of the equation.

The total amount of local and long distance 2 Mbit digital leased circuits grew 12.0% in 2002. Our marketing efforts focused on providing global one-stop shopping and total solution packages to government, financial and large enterprise customers. We are capable of providing consulting, service provisioning, trouble-shooting, billing and collection, and technical support, all at one single point of contact. We have established an excellent brand image among our major customers through our outstanding SLA service provision.

Business Strategies

Continue to expand our wireline subscriber base in a profitable manner. We intend to continue to expand our subscriber base, focusing on high-return regions and high-value segments, through the integration and re-allocation of existing resources combined with appropriate additional investments. For example, we intend to capture potential traffic generated by people on the move by deploying more full-function public phone outlets in competitive areas, and increasing the number of IN-based public phone terminals in highly populated locations, such as schools and hospitals.



Intensify development in broadband services. We intend to quadruple our broadband subscriber base over the next three years by continuing to leverage our rich copper wire access resources and making reasonable incremental investments. Given strong market demand, we intend to maintain broadband's premium product positioning and to continue to promote the proliferation of broadband application services.

Mitigate long distance business risks and maintain traffic growth. Our strategy for long distance services is centered on revenue stability, which we can achieve by offering flexible pricing packages, promoting the use of prepaid cards and continuing our defensive strategy for VoIP service. We will not promote lower tariffed VoIP services to a particular customer segment unless there is a competing VoIP product. This strategy has worked well in preventing competitive substitution and achieving steady growth in domestic and international, Hong Kong, Macau and Taiwan long distance traffic.

Emphasise business innovation. We intend to further capitalise on existing resources through exploring new earnings models and promoting the development of value added services. Major efforts will also be made to create new revenue streams by selling new products to our huge subscriber base, as we did in 2002 with new services like 17901 direct dial VoIP, 4008 quasi toll-free and wireline prepaid services. We believe these efforts will help enhance our market leadership position.

Boost customer satisfaction: Distributing differentiated products and tailored services via four channels. We will continue to implement our three-pronged general strategy of delivering individually tailored total solutions and global one stop shopping services to large enterprise customers to increase customer stickiness, providing specialised services to small- and medium-sized enterprise customers to boost profit growth, and affording standardised services to residential customers to reduce operating costs. We will continue to allocate more personnel to "front-end" operations where these experienced workers, equipped with adequate training, will enhance our direct customer service capability. Since the compensation of "front-end" employees can be more closely linked to revenue, we will be able to convert formerly fixed costs into variable costs.

Network development and IT systems

Network development

Our wireline network boasts unparalleled coverage and scale in our service regions. At the end of 2002, our fiber-optic network had a total cable length of 250,000 kilometers. Local and long distance switching capacity totaled 74.76 million lines and 1.67 million ports, respectively. The bandwidth of our international gateway totaled 8.12 Gbps.

Our network infrastructure is 100% digitalised, high speed, reliable and multi-dimensional in terms of servicing capability. SDH+DWDM technology is broadly employed in our transmission infrastructure, and Gigabit routers are widely deployed in our broadband Internet network. Strong reliability and high quality characterised our network operations in 2002, as demonstrated by our connection rate of over 96%. Our broad implementation of advanced technology has allowed us to optimise fiber optic capacity deployment on a real-time basis while maintaining smooth service on the user end. We are the first telecom operator in China to achieve this, ensuring superior service for our large enterprise customers.

Our broadband access network was a key focus of our network development in 2002. While ADSL was our mainstream technology, we offered even higher bandwidth products such as VDSL. We also developed WLAN presence in high mobility business areas in major cities, including hotels, airports, cafes and office buildings. For example, at the end of 2002, we obtained authorisation to deploy WLAN in 206 hot spots in Shanghai.

Throughout, utilisation of existing resources has been a major focus. We managed to improve network efficiency and increase utilisation through resource re-allocation and deployment optimisation. At the end of 2002, the utilisation of local and long distance switches rose 5.0 and 3.2 percentage points, respectively, as compared with 2001.

We continued to utilise existing network resources, including our Intelligent Network platform, to roll out value-added and new services. The year 2002 witnessed the market debut of such new services as MPLS-VPN, 17901 direct dial VoIP and 4008 quasi toll-free services.

IT systems

As a consistent corporate focus, we have always sought to improve operational and management efficiency through establishing strong IT systems. Our IT systems (CTG-MBOSS) include the Business Support System (BSS), Operation Support System (OSS) and Management Support System (MSS). Implementation of our IT design heralds the technological and organisational restructuring of our IT systems. Adoption of the Enterprise Application Integration (EAI) technology has allowed for smooth interconnection between all

BUSINESS REVIEW

major systems, enabling full information sharing within the company. The planned future development of our IT system is expected to further enhance market responsiveness and improve customer service, significantly raise operation and management levels and strengthen our competitiveness.

Organisational restructuring and business re-engineering

Determined to maintain market leadership and improve our competitiveness, we continued to implement internal restructuring and business re-engineering measures aimed at further gearing our company toward a "market-oriented, customer-centered and return-driven" business model.

Market-oriented, stream-lined operational structure

In 2002 we launched an organisational restructuring that involved all levels of our operations, from the headquarters to the provincial subsidiaries and local branches. A new "front-end-back-end" structure has been established at each level to enhance market responsiveness. The front-end is composed of "customer interface units" with related marketing functions, while at the back-end, all network resources have been consolidated to provide the front-end with service provisioning, quality control, billing and operation support services. An internal Service Level Agreement (SLA) system has been set up between the front-end and the back-end to ensure more concerted and high quality end-to-end service delivery.

Illustration of the New Organizational Structure


Back End
Front End
Network
Network process re-engineering
Network operations & maintenance
Network Construction
IT
SLA
Product management
Large enterprises
Business subscribers
Public subscribers
Account managers
Community managers
Rural contract agents
"1000" Hotline
End users

23

Business process re-engineering

Drawing from international best practices and from our own experiences with a number of pilot programs, we are in the process of implementing business process re-engineering in all 47 of our Basic Business Units, or local network operations.

Our efforts are centered on large corporate account service, network resource utilisation, capital expenditure and performance evaluation. We implemented the Key Account Management Process, which is based upon dedicated account managers with industry specific training. We are also working to control costs and enhance operational efficiency with the Network Resource Allocation Process. As part of this effort, we have implemented a computerised order processing system that creates an updated information link running throughout our entire internal service provisioning chain. This system allows us to fill customer orders more quickly, and to monitor the provisioning process in a systematic manner. Efforts to improve capital expenditure control and investment returns are centered on the Recurring Capital Expenditure Process, which utilises an investment priority system that ranks investment needs according to return prospects. Finally, we have established a KPI-linked compensation system to motivate our work force. Our dedicated efforts to put these processes into effect have instilled in our employees a belief in creating value for shareholders, and have strengthened our competitiveness.

Human resource development and the re-shaping of our corporate culture

Over the past year, we have adopted a series of measures to enhance our human resource capabilities and re-shape the corporate culture of China Telecom. We have implemented a new evaluation system based on clearly defined Key Performance Indicators that links compensation to performance evaluation results. In addition, competition has been introduced in the designation and resignation of job posts. Both measures have helped establish a human resource management system that provides adequate motivation to our employees. We are excited to witness our energised team shaping new corporate values of innovation, execution, integrity and value creation.



LEADERSHIP | STRATEGIC



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS



You should read the following discussion and analysis in conjunction with our audited financial statements and the accompanying notes included elsewhere in this annual report.

Overview

We made substantial achievements in the fiscal year of 2002, in terms of steady revenue growth, effective control of operating expenses, significantly improved profitability and strong growth of cash generated from operations. We also significantly reduced our capital expenditures in 2002. As a result, we managed to achieve our internal financial targets. Our strong financial position has set a solid foundation for future developments.

Our total operating revenue in 2002 grew 10.1% over that in 2001 to RMB75,496 million. Our operating expenses increased by 7.3% to RMB54,118 million in 2002. Surpassing the profit forecast set out in our initial public offering prospectus by RMB367 million, we attained a net income of RMB16,864 million for the year and our basic earnings per share was RMB0.24. Our EBITDA[1] was RMB42,260 million in 2002, representing an EBITDA margin (defined as EBITDA divided by total operating revenue) of 56.0%. Our cash flows from operating activities increased by 13.3% to RMB37,102 million in 2002.

(1) Our EBITDA represents profit before net finance (costs)/income, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent cash flows from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The table below sets forth our total operating revenue, operating expenses, operating income, net income and cash flows from operating activities in terms of amount and as a percentage of our total operating revenue for 2001 and 2002:

	Year Ended 31 December			
	2001		2002	
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)			
Operating revenue	68,546	100.0%	75,496	100.0%
Operating expenses	50,448	73.6%	54,118	71.7%
Operating income	18,098	26.4%	21,378	28.3%
Net income	6,883	10.0%	16,864	22.3%
Cash flows from operating activities	32,761	—	37,102	—

Operating Revenue

Our total operating revenue grew by RMB6,950 million, or 10.1%, from RMB68,546 million in 2001 to RMB75,496 million in 2002. Driven by the continued expansion of our wireline telephone subscriber base and a higher proportion of high-end subscribers, revenue from our local telephone services grew 12.1%. Although revenue from our long distance telephone services decreased by 2.3% due to an increase in the proportion of lower priced VoIP services usage and increased competition, the rate of decline decelerated from that of 2001. Fuelled by the surge in broadband subscribers and continued growth in managed data services, our total revenue from Internet and managed data services increased by 53.4% from that of 2001 to account for 7.4% of our total operating revenue in 2002. Revenue from leased line services, interconnection and other services also maintained positive growth.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following table sets forth a breakdown of our operating revenue in terms of amount and as a percentage of our total operating revenue for 2001 and 2002:

	Year Ended 31 December			
	2001		2002	
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)			
Wireline telephone services(1)				
Local:				
Installation fees	780	1.1%	995	1.3%
Monthly fees	10,186	14.9%	12,460	16.5%
Local usage fees	21,004	30.6%	22,392	29.7%
Sub-total	31,970	46.6%	35,847	47.5%
Domestic long distance(2)	14,676	21.4%	14,365	19.0%
International, Hong Kong, Macau and Taiwan long distance(2)	3,392	4.9%	3,285	4.3%
Interconnections	3,814	5.6%	4,363	5.8%
Upfront connection fees	6,290	9.2%	6,018	8.0%
Sub-total	60,142	87.7%	63,878	84.6%
Data and Internet services:				
Internet	2,150	3.1%	3,775	5.0%
Managed data	1,477	2.2%	1,789	2.4%
Sub-total	3,627	5.3%	5,564	7.4%
Leased line services	2,862	4.2%	3,095	4.1%
Other services(3)	1,915	2.8%	2,959	3.9%
Toal operating revenue	68,546	100.0%	75,496	100.0%

(1) Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.

(2) Includes revenue from our VoIP long distance services.

(3) Includes primarily revenue from the provision of value-added telecommunications services and the sale and maintenance of certain customer-end equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Local Telephone Services

The position of our local telephone services as the largest revenue source of our wireline services was further enhanced as local revenue grew by 12.1%, from RMB31,970 million in 2001 to RMB35,847 million in 2002. Local telephone services contributed 47.5% of our total operating revenue for 2002, which rose 0.9 percentage points from 46.6% in 2001. The increase in local revenue primarily resulted from increases in revenue from monthly fees and local usage fees driven by subscriber growth. The number of our access lines in service increased by 8.38 million, or 17.3%, from 48.48 million at 31 December 2001 to 56.86 million at 31 December 2002.

- *Installation Fees.* Installation fees received from customers are deferred and amortised over the expected customer relationship period of 10 years. Revenue from the amortised amount of upfront installation fees increased by 27.6%, from RMB780 million in 2001 to RMB995 million in 2002. The increase was primarily due to the rapid increase in the number of our access lines in service in recent years.

- *Monthly Fees.* Monthly fee revenue increased by 22.3%, from RMB10,186 million in 2001 to RMB12,460 million in 2002, primarily due to a 19.3% increase in the average number of our access lines in service, from 44.15 million in 2001 to 52.67 million in 2002.

- *Local Usage Fees.* Revenue from local usage increased by 6.6%, from RMB21,004 million in 2001 to RMB22,392 million in 2002. The increase was primarily due to an increase in local telephone usage volume (including dial-up usage), which increased by 6.7%, from 212.4 billion pulses in 2001 to 226.6 billion pulses in 2002.

Long Distance Telephone Services

Revenue from long distance telephone services decreased by 2.3%, from RMB18,068 million in 2001 to RMB17,650 million in 2002, primarily due to a higher proportion of the lower priced VoIP services to total long distance telephone usage. The rate at which revenue decreased, however, was lower than that of 2001.

- *Domestic Long Distance Services.* Domestic long distance revenue decreased by 2.1%, from RMB14,676 million in 2001 to RMB14,365 million in 2002. While total usage of our domestic long distance services increased, it was insufficient to offset the adverse impact of a higher proportion of the substantially lower priced VoIP services to the total usage. Total usage of domestic long distance services (including calls originated from wireline and mobile subscribers) increased by 9.8%, from 30.63 billion minutes in 2001 to 33.62 billion minutes in 2002. Usage of our VoIP domestic long distance services increased as a percentage of the total usage of domestic long distance services, from 37.5% in 2001 to 52.7% in 2002.

- *International Long Distance Services.* Revenue from international long distance services decreased by 3.2%, from RMB3,392 million in 2001 to RMB3,285 million in 2002. This revenue decrease was primarily due to increased competition. Total usage of international long distance services (including calls originated from wireline and mobile subscribers) decreased by 5.8%, from 1.41 billion minutes in 2001 to 1.33 billion minutes in 2002.

Internet and Managed Data Services

Our service regions are among the most prosperous areas in China. Demand for our Internet and managed data services from business and residential subscribers continued to increase, and particularly, our broadband subscriber base experienced substantial growth. Altogether, Internet and managed data service revenue grew 53.4%, from RMB3,627 million in 2001 to RMB5,564 million in 2002, and accounted for 7.4% of our total operating revenue in 2002. We expect such revenue will continue to increase as our subscriber base and usage of our Internet and managed data services continue to grow.

- *Internet Services.* Internet access services revenue increased by 75.6%, or RMB1,625 million, from RMB2,150 million in 2001 to RMB3,775 million in 2002. While usage of dial-up Internet services decreased, strong growth in broadband subscription was the key driver of the boost in Internet revenue. Our broadband subscribers (primarily ADSL and LAN subscribers) increased by 982,000, or 247.4%, to 1,379,000 at the end of 2002. Broadband service has emerged as a major contributor to our revenue growth.

- *Managed Data Services.* Driven primarily by growth in the usage of our services, revenue from managed data services increased by 21.1%, from RMB1,477 million in 2001 to RMB1,789 million in 2002. The total leased bandwidth of our DDN services was 207,700 x 64Kbps at 31 December 2002, representing an increase of 31.0% from that at 31 December 2001. The total leased bandwidth of our ATM services was 10,800 x 2Mbps at 31 December 2002, representing an increase of 38.5% from that at 31 December 2001, and the total leased bandwidth of our frame relay services was 24,300 x 128Kbps at 31 December 2002, representing an increase of 19.1% from that at 31 December 2001.

Leased Line, Interconnection and Other Services

- *Leased Line Services.* Revenue from leased line services increased by 8.1%, from RMB2,862 million in 2001 to RMB3,095 million in 2002. This increase was fuelled by a 12.0% increase in bandwidth of digital circuits leased, which amounted to 94,400 x 2Mbps at the end of 2002.

- *Interconnection Services.* Revenue from interconnection fees increased by 14.4%, from RMB3,814 million in 2001 to RMB4,363 million in 2002. This increase primarily reflected the settlement revenue we began to receive from China Telecom Group and international operators under our interconnection agreement with China Telecom Group and our arrangement with China Telecom Group for apportionment of international settlement with effect from 1 January 2002, which amounted to RMB1,954 million in 2002. This increase was partially offset by a decrease in interconnection revenue from other operators of RMB1,405 million.

- *Other Services.* Revenue from other services increased by 54.5%, from RMB1,915 million in 2001 to RMB2,959 million in 2002, primarily due to the rapid growth in our value-added telephone services and revenue from the sale and rental of customer-end equipment. The contribution of these services to total operating revenue increased from 2.8% in 2001 to 3.9% in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Upfront Connection Fees

Upfront connection fees represent the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective from 1 July 2001, we ceased charging upfront connection fees to new subscribers. Consequently, the amortised amount decreased by 4.3%, from RMB6,290 million in 2001 to RMB6,018 million in 2002.

The table below sets forth the amortisation of our upfront connection fees for each of the years from 2003 to 2011 based on a 10-year estimated amortisation period:

	Year Ended 31 December								
	2003	2004	2005	2006	2007	2008	2009	2010	2011
	(RMB in millions)								
Amortisation of upfront connection fees	5,535	4,784	3,842	2,815	1,886	1,158	646	274	53

Operating Expenses

In 2002, we took the initiative to centralise our financial and budget management, equipment procurement, billing, network resource allocation and network maintenance to improve the efficiency of our resource utilisation, to rationalise our cost structure and to keep operating expenses under control.

Our operating expenses increased by 7.3%, from RMB50,448 million in 2001 to RMB54,118 million in 2002. While personnel and interconnection expenses experienced significant increases, depreciation and amortisation expenses grew moderately. Moreover, we maintained the level of selling, general and administrative expenses and significantly reduced network operations and support expenses.


NCY TELECOMMUNICATION

The following table breaks down our operating expenses in terms of amount and as a percentage of our total operating revenue for 2001 and 2002:

	Year Ended 31 December			
	2001		2002	
	Amount	Percentage of Operating Revenue	Amount	Percentage of Operating Revenue
	(RMB in millions, except percentage data)			
Depreciation and amortisation	19,451	28.4%	20,882	27.7%
Network operations and support[(1)]	16,477	24.0%	14,724	19.5%
Selling, general and administrative[(1)]	6,986	10.2%	6,960	9.2%
Personnel	6,207	9.1%	8,915	11.8%
Interconnection charges and other expenses	1,327	1.9%	2,637	3.5%
Total operating expenses	50,448	73.6%	54,118	71.7%

(1) Does not include personnel expenses.

Depreciation and Amortisation. Our depreciation and amortisation expenses increased by 7.4%, from RMB19,451 million in 2001 to RMB20,882 million in 2002, mainly due to increases in capital expenditures in recent years. In 2002, we tightened control over capital expenditures. As a result, the rate at which depreciation and amortisation expenses increased was lower than the 11.9% increase in 2001 compared to 2000 and the amount of depreciation and amortisation expenses as a percentage of total operating revenue dropped by 0.7 percentage points as compared with 2001.

Network Operations and Support. In 2002, we further centralised network maintenance and resource allocation to improve efficiency and network utilisation, thereby trimming our network operations and support expenses (excluding related personnel expenses) by 10.6%, from RMB16,477 million in 2001 to RMB14,724 million in 2002. This decrease was mainly due to a 22.4% decrease in our maintenance expenses, from RMB10,225 million in 2001 to RMB7,937 million in 2002.

Selling, General and Administrative Expenses. Despite the continued expansion of our customer base, our selling, general and administrative expenses (excluding related personnel expenses) dropped slightly to RMB6,960 million in 2002 from RMB6,986 million in 2001. This reflected our improved operating efficiency and the benefits of economies of scale. Selling and marketing expenses decreased by 1.8%, from RMB3,074 million in 2001 to RMB3,019 million in 2002. General and administrative expenses increased by 0.7%, from RMB3,912 million in 2001 to RMB3,941 million in 2002.

Personnel Expenses. Our personnel expenses increased by 43.6%, from RMB6,207 million in 2001 to RMB8,915 million in 2002. This increase was primarily due to the enhancement of our merit-based compensation system to retain and motivate competent personnel, and to bring our compensation in line with that of market level. We believe such a system helps improve our corporate competitiveness.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Interconnection Charges and Other Expenses. Interconnection and other expenses increased by 98.7%, from RMB1,327 million in 2001 to RMB2,637 million in 2002. This increase was primarily due to the settlement expenses we began to pay to China Telecom Group and international operators under our interconnection agreement with China Telecom Group and our arrangement with China Telecom Group for apportionment of international settlement with effect from 1 January 2002, which amounted to RMB2,160 million in 2002. This increase was partially offset by a decrease in domestic interconnection expenses payable to other operators of RMB842 million.

Net Finance Costs/(Income)

Caused primarily by a change in net foreign exchange differences, we had net finance costs of RMB632 million in 2002 as opposed to net finance income of RMB293 million in 2001. We experienced a net foreign exchange loss of RMB221 million in 2002, as compared to a net foreign exchange gain of RMB430 million in 2001. In addition, while our gross interest expense in 2002 decreased by RMB94 million from 2001 as a result of the repayment of bank loans, net interest expense increased from RMB383 million in 2001 to RMB551 million in 2002. This increase was primarily due to a reduction in the amount of capitalised interest of RMB262 million following a decrease in our capital expenditures.

Income Tax

Our statutory income tax rate is 33%. In 2002, our income tax expense was RMB3,855 million, representing an effective tax rate of 18.5%. The difference between the statutory tax rate and our effective tax rate was primarily due to the preferential income tax rate of 15% applied to some of our subsidiaries located in special economic zones in China and the exclusion of the upfront connection fees and part of the usage fees from taxable revenue. See note 24 to the audited financial statements included elsewhere in this annual report for further details in respect of the reconciliation of our effective tax rate to the statutory tax rate.

Net Income

In 2002, we surpassed the profit forecast set out in our initial public offering prospectus. Driven by steady revenue growth, coupled with the effective control over operating expenses, our net income reached RMB16,864 million.

Capital Expenditures

Our capital expenditures decreased by 27.8%, from RMB40,028 million in 2001 to RMB28,919 million in 2002.



The table below sets forth our historical and planned capital expenditures for the years indicated. Actual capital expenditures for the years after 31 December 2002 may differ from the amounts indicated below.

	Year Ended 31 December				
	2000	2001	2002	2003 (Planned)	2004 (Planned)
	(RMB in millions)				
Total capital expenditures	34,310	40,028	28,919	25,000	23,500

The advanced and expansive network infrastructure we built in recent years, together with the improved utilisation of these resources, allowed us the flexibility to substantially decrease our capital expenditure in 2002.

We further rationalised the allocation of our capital expenditures in 2002. We continued to allocate a majority of our capital expenditures to the development of access infrastructure in order to meet subscriber growth needs and to strengthen our position as the owner of the "last mile". Internet and data networks were another major area of capital expenditure as we capitalised on the surging demand for broadband, managed data and Internet services. In addition, we increased expenditures for our Business Support System (BSS), Operation Support System (OSS) and Management Support System (MSS) as part of our effort to improve customer service quality, operating efficiency and information disclosure.

We expect to fund our capital expenditure needs through a combination of cash generated from operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient resources to meet our capital expenditure requirements for the foreseeable future.

Liquidity and Capital Resources

Cash Flows

We experienced a net cash inflow of RMB12,541 million in 2002 as opposed to a net cash outflow of RMB9,979 million in 2001. We raised RMB10,659 million from the initial public offering of our shares in international capital markets in the fourth quarter of 2002. Furthermore, our net cash flow benefited from an increase in cash flows from operating activities and a substantial reduction in capital expenditures.

The table below summarises our cash flows for 2001 and 2002.

	Year Ended 31 December	
	2001	2002
	(RMB in millions)	
Cash flows from operating activities	32,761	37,102
Net cash used in investing activities	(35,399)	(29,095)
Net cash (used in)/ from financing activities	(7,341)	4,534
(Decrease)/increase in cash and cash equivalents	(9,979)	12,541

34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Our principal source of liquidity is cash flows from operating activities. In 2002, cash flows from operating activities was RMB37,102 million, representing an increase of RMB4,341 million from RMB32,761 million in 2001. This increase was mainly due to an RMB1,603 million increase in cash generated from operations and a RMB2,973 million decrease in income tax paid.

Stemming from a substantial decrease in capital expenditures, net cash used in investing activities fell by RMB6,304 million, from RMB35,399 million in 2001 to RMB29,095 million in 2002.

Net cash from financing activities was RMB4,534 million in 2002, while net cash used in financing activities was RMB7,341 million in 2001. This change was primarily due to the net proceeds of RMB10,659 million we raised from the initial public offering of our shares in the fourth quarter of 2002. This cash inflow was offset by the substantial amount of bank loans we were able to repay, given the significant increase in cash flows from operating activities and the substantial decrease in our capital expenditures. As a result, net cash flow from bank debt (proceeds from bank debts minus repayments of bank debts) changed from a net cash inflow of RMB4,444 million in 2001 to a net cash outflow of RMB3,529 million in 2002. See our audited financial statements included elsewhere in this annual report for further details of net cash from financing activities.

Working Capital

Our working capital (defined as total current assets minus total current liabilities) was a deficit of RMB31,125 million at 31 December 2002 and a deficit of RMB43,316 million at 31 December 2001. The reduction in working capital deficit in 2002 was primarily the result of the net proceeds of RMB10,659 million we received from the initial public offering of our shares. In addition, from 31 December 2001 to 31 December 2002, our net accounts receivable increased by RMB353 million, and our accounts payable decreased by RMB520 million.

Our cash and cash equivalents were RMB16,423 million at 31 December 2002, of which 70.2%, 23.4% and 6.4% were denominated in Renminbi, US dollars and Hong Kong dollars, respectively.

Indebtedness

Our indebtedness at 31 December 2001 and 2002 was as follows:

	2001	2002
	(RMB in millions)	
Short-term debt	18,827	19,175
Current portion of long-term debt	3,621	2,219
Long-term debt, excluding current portion	7,101	4,853
Total debt	29,549	26,247

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

With the benefit of increased cash flows from operating activities and decreased amount of cash used in investing activities, we paid off a significant amount of bank loans. This, together with the proceeds from the initial public offering of our shares, has strengthened our capital structure. Our debt-to-asset ratio (defined as total debt divided by total assets) declined from 15.6% at 31 December 2001 to 12.4% at 31 December 2002. This has provided us with a solid foundation for continuing organic and external growth.

In 2002, we further centralised cash management to boost efficiency. Our total debt was reduced by RMB3,302 million to RMB26,247 million at 31 December 2002, of which 84.0%, 10.0% and 6.0% were denominated in Renminbi, Japanese Yen and US dollars, respectively.

Having established and maintained high credit ratings at major commercial banks in the PRC, we have been able to obtain adequate debt financing on preferable terms. In 2002, we fine-tuned our debt financing strategy to achieve the dual objectives of reducing financing costs and managing financial risks. The weighted average interest rate of our short-term debt was 4.7% at 31 December 2002, representing an 80 basis points decrease from that at 31 December 2001.

Contractual Obligations

The following table sets forth our contractual obligations at 31 December 2002:

		Repayable in				
	Total	2003	2004	2005	2006	Thereafter
	(RMB in millions)					
Short-term debt	19,175	19,175	—	—	—	—
Long-term debt	7,072	2,219	1,196	825	268	2,564
Operating lease commitments	1,438	457	355	114	75	437
Capital commitments	4,239	4,239	—	—	—	—
Guarantees	6	6	—	—	—	—
Total contractual obligations	31,930	26,096	1,551	939	343	3,001

We will continue to pursue steady revenue growth, implement prudent financial management policies, control operating expenses, rationalise our cost structure, reduce capital expenditures and enhance the investment return of our capital projects. We are confident in our ability to create higher value for our shareholders.

36


TRUST | ACCURATE

REPORT OF THE DIRECTORS



The directors (the "Directors") of China Telecom Corporation Limited (the "Company") are pleased to present their report together with the audited financial statements of the Company and its subsidiaries (the "Group") prepared in accordance with International Financial Reporting Standards for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

We are the leading provider of wireline telecommunications services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province in China. Our scope of business includes the following:

(1) operating a variety of domestic wireline telecommunications networks and facilities (including wireless local loops);

(2) operating voice, data, image, multimedia and other information services mainly based on the wireline networks;

(3) conducting accounts settlement relating to international telecommunications services in accordance with state regulations; and

(4) dealing with system integration, technological development, technical services, information consulting, telecommunications equipment design together with manufacture, implementation and sales.

CORPORATE GOVERNANCE

We have made efforts to optimise our corporate governance structure, regulate internal management practises, and improve the transparency of information disclosure.

Our shareholders' meetings, the Board of Directors and its respective committees, the Supervisory Committee and the management team check and balance the powers of each other and discharge their functions in a regulated matter.

We conduct our business in strict compliance with our Articles of Association in order to be accountable to all our shareholders. All directors have performed their duties conscientiously and diligently. Our Board of Directors consists of two independent non-executive directors who are experienced in terms of corporate management and reputable in the community. The independent non-executive directors have provided a check and balance to decisions made by the Board of Directors and thus effectively guarded the interest of minority shareholders.

We have established an audit committee and a remuneration committee in 2002 and 2003 respectively. The two committees have two independent non-executive directors and one employee respresentative. The audit committee is primarily responsible for the accuracy of the financial information and is required to opine on the fairness and reasonableness of the connected

REPORT OF THE DIRECTORS

transactions. The remuneration committee is primarily responsible for the determination of remuneration packages for managerial officers and to ensure the fairness of the remuneration policy with the purpose of incentivising the employees.

Being a H share company, we have complied with the PRC laws to establish a Supervisory Committee. The Supervisory Committee has supervised the legality and regularity of the Company's financial affairs, the performance of our Directors and senior management.

We aim to improve our corporate transparency in order to strengthen the confidence of investors. The Company has established various departments to focus on secretarial matters of the Board of Directors and investors' relationship. These departments are primarily responsible for the development of a communication channel with the investors and information disclosure. Simultaneously, pursuant to the relevant laws and regulations, internal control and information disclosure systems have been strengthened in order to enhance corporate transparency.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

The following table sets forth certain information concerning the Directors and senior management of the Company.

Name	Age	Position in the Company	Date of Appointment
Zhou Deqiang	61	Chairman of the Board of Directors and Chief Executive Officer	10 September 2002
Chang Xiaobing	46	Executive Director and President	10 September 2002
Wu Andi	48	Executive Director, Executive Vice President and Chief Financial Officer	10 September 2002
Zhang Jiping	47	Executive Director and Executive Vice President	10 September 2002
Huang Wenlin	49	Executive Director and Executive Vice President	10 September 2002
Li Ping	49	Executive Director, Executive Vice President and Company Secretary	10 September 2002
Wei Leping	57	Executive Director and Executive Vice President	10 September 2002
Cheng Xiyuan	59	Executive Director	10 September 2002
Feng Xiong	57	Executive Director	10 September 2002
Zhang Youcai	62	Independent Non-executive Director	10 September 2002
Vincent Lo Hong Sui	55	Independent Non-executive Director	10 September 2002
Sun Jiuming	56	Chairman and President of Jiangsu Telecom Corporation Limited	19 October 2002

Name	Age	Position in the Company	Date of Appointment
Wang Jirong	49	Chairman and President of Zhejiang Telecom Corporation Limited	10 October 2002
Wang Qi	48	Controller of China Telecom Corporation Limited	10 September 2002

The executive Directors of the Company also hold executive positions with China Telecommunications Corporation.

SUPERVISORS

The following table sets forth certain information concerning the Supervisors of the Company:

Name	Age	Position in the Company	Date of Appointment
Zhang Xiuqin	56	Chairperson of Supervisory Committee	10 September 2002
Tan Ming[1]	49	Supervisor	10 September 2002
Zhu Lihao	62	Independent Supervisor	10 September 2002
Xie Songguang	54	Supervisor	10 September 2002
Li Jing	37	Supervisor	10 September 2002

1 Mr. Tan Ming resigned from his position as Supervisor effective on 1 April 2003, and has been replaced by Mr. Wang Huanhui.

DIRECTORS' INTEREST IN AND RIGHT TO ACQUIRE SHARES

As at 31 December 2002, none of the Directors of the Company had any interest in any shares or debentures of the Company or any associated corporation (as defined in the Securities (Disclosure of Interest) Ordinance of Hong Kong (the "SDIO")) as recorded in the register required to be kept under section 29 of the SDIO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as above if they had been Directors.

As at 31 December 2002, the Company has not granted its Directors, or their respective spouses or children below the age of 18 any rights to subscribe for its equity securities.

DIRECTORS' INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Each of the existing Directors entered into a service contract with the Company for a term of three years.

Save as the service contracts mentioned above, for the year ended 31 December 2002, the Directors did not have any material interests, whether directly or indirectly, in any contracts of significance entered into by the Company, any of its holding companies or subsidiaries or subsidiaries of the Company's holding company.

REPORT OF THE DIRECTORS

EMOLUMENTS OF THE DIRECTORS AND SUPERVISORS

Please refer to note 25 of the audited financial statements for details of the emoluments of the Directors and Supervisors of the Company.

SHARE CAPITAL

The Company was incorporated on 10 September 2002 with a registered share capital of 68,317,270,803 ordinary domestic shares with a par value of RMB1.00 each. Such shares were issued to China Telecommunications Corporation in consideration for the transfer of the wireline telecommunications businesses and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province to the Company. As part of a reform plan approved by the State Council with respect to the administration of rural telecommunications services, China Telecommunications Corporation transferred 5,719,768,087 shares, 975,047,636 shares and 2,177,711,698 shares to Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company, respectively.

Pursuant to the global offering of the Company's H shares conducted in 2002 (the "Global Offering"), the Company issued 6,868,767,600 H shares (including H shares underlying American Depositary Shares ("ADSs")) in November 2002 and a further 428,148,100 H shares in December 2002. The Company's controlling shareholder, China Telecommunications Corporation, and each of Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company, sold 598,327,900 H shares, 57,571,100 H shares, 9,814,100 H shares and 21,919,300 H shares, respectively, in November 2002 and a further 37,295,300 H shares, 3,588,600 H shares, 611,700 H shares and 1,366,300 H shares, respectively, in December 2002. After the completion of the Global Offering, 8,027,410,000 H shares were held by the public, representing approximately 10.62% of the issued share capital of the Company. The Company's H shares and ADSs were listed on The Stock Exchange of Hong Kong Limited (the "HKSE") and the New York Stock Exchange (the "NYSE") on 15 November 2002 and 14 November 2002, respectively.



41

REPORT OF THE DIRECTORS

The share capital of the Company in issue as fully paid or credited as fully paid as at 31 December 2002 was 75,614,186,503 shares with a par value of RMB1.00 each. As at 31 December 2002 the share capital of the Company comprised:

Shares	Number of shares as at 31 December 2002	Percentage of the total number of shares in issue as at 31 December 2002 (%)
Domestic shares (total):	67,586,776,503	89.38
Domestic shares held by:		
China Telecommunications Corporation	58,809,120,182	77.78
Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	7.48
Jiangsu Guoxin Investment Group Co., Ltd.	964,621,836	1.27
Zhejiang Financial Development Company	2,154,426,098	2.85
H shares (including H shares underlying ADSs)	8,027,410,000	10.62
Total	75,614,186,503	100.00

RESULTS

Results of the Group for the year ended 31 December 2002 and the financial position of the Company and the Group as at that date are set out in the audited financial statements on pages 64 to 109 in this annual report.

DIVIDEND

The directors propose to declare a final dividend for the year ended 31 December 2002 on the basis of HK$0.065 per share, pro-rated based on the number of days the Company's shares have been listed during the year, representing a total of approximately RMB672 million. The dividend proposal shall be submitted for consideration at the annual general meeting to be held on 20 June 2003. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars will be the mean of the average rate of Hong Kong dollars to Renminbi as announced by the People's Bank of China for the week prior to the date of declaration of dividends.

PURCHASE, SALE AND REDEMPTION OF SHARES

Except for the issue of shares in connection with the Global Offering, the Company has not purchased, sold or redeemed any securities of the Company during the reporting period.

SUMMARY OF FINANCIAL INFORMATION

Please refer to pages 115 to 116 in this annual report for a summary of the operating results and financial condition of the Group for each of the years in the four year period ended 31 December 2002.

BANK LOANS AND OTHER BORROWINGS

Please refer to note 13 of the audited financial statements for details of bank loans and other borrowings of the Group.

42

REPORT OF THE DIRECTORS

CAPITALISED INTEREST

Please refer to note 23 of the audited financial statements for details of the Group's capitalised interest for the year ended 31 December 2002.

FIXED ASSETS

Please refer to note 3 of the audited financial statements for movements in the fixed assets of the Group for the year ended 31 December 2002.

TRUST DEPOSITS AND OVERDUE FIXED DEPOSITS

As at 31 December 2002, the Group did not have any trust deposits or any overdue fixed deposits with financial institutions or any other units.

RESERVES

Pursuant to Article 147 of the Company's articles of association (the "Articles of Assocation"), where the financial statements prepared in accordance with PRC accounting standards and regulations materially differ from those prepared in accordance with either international accounting standards, or those of the place outside the PRC where the Company's shares are listed, the distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in those respective financial statements. Distributable reserves of the Company as at 31 December 2002, calculated based on the above and prior to the proposed final dividend for 2002, amounted to approximately RMB6,497 million.

In addition to the allocation to the statutory reserve funds, the Directors propose to allocate RMB6,497 million to a discretionary surplus reserve. The allocation proposal shall be submitted for consideration at the annual general meeting to be held on 20 June 2003.

Please also refer to note 19 of the audited financial statements for details of the movements in the reserves of the Company and of the Group for the year ended 31 December 2002.

DONATIONS

For the year ended 31 December 2002, the Group made charitable and other donations totaling RMB23 million.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to notes 5 and 6 of the audited financial statements for details of the Company's subsidiaries and the Group's interests in associated companies as at 31 December 2002.

CHANGES IN SHAREHOLDERS' EQUITY

Please refer to page 68 of this annual report for the consolidated statement of shareholders' equity.

RETIREMENT BENEFITS

Please refer to note 33 of the audited financial statements for details of the retirement benefits of the Group.



PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights in the Articles of Association requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

USE OF PROCEEDS

The net proceeds from the Global Offering, after deduction of fees and expenses, amounted to RMB10,659 million. As at 31 December 2002, these proceeds have been deposited in interest-bearing accounts as short-term deposits and will be used for the expansion and upgrading of the Company's telecommunications network infrastructure, the improvement of the Company's business operation supporting systems and the development of telecommunications applications and technologies as originally proposed in the Company's prospectus. The remaining amount will be used to fund potential acquisitions from China Telecommunications Corporation and its subsidiaries ("China Telecom Group") and strategic investments in the telecommunications industry in China that are consistent with our business strategies and for general corporate purposes.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2002, sales to the five largest customers represented an amount not exceeding 30% of the operating revenue of the Group.

For the year ended 31 December 2002, purchases from the five largest equipment suppliers represented an amount not exceeding 30% of the total purchases of the Group.

CONNECTED TRANSACTIONS

During the year ended 31 December 2002, the Group had the following connected transactions expenditures:

Transaction	Amount (in RMB millions)	Annual limit (in RMB millions)
Payment of costs associated with the provision of management services (part of centralised services)	69	N/A[1]
Payment of costs associated with international telecommunications facilities (part of centralised services)	414	N/A[1]
Payment of interconnection fees to China Telecommunications Corporation	687	N/A[1]
Payment of interconnection fees to the Company by China Telecommunications Corporation	302	N/A[1]
Leasing of optic fibers from China Telecommunications Corporation	102	N/A[1]
Provision of engineering services by China Telecom Group	3,243	4,392
Leasing of properties from China Telecom Group	266	N/A[1]

44

Transaction	Amount	Annual limit
	(in RMB millions)	(in RMB millions)
Leasing of properties by the Group to China Telecom Group	3	N/A[1]
Provision of third party property sub-leasing by China Telecom Group	321	N/A[1]
Provision of IT services by China Telecom Group	151	N/A[1]
Provision of equipment procurement services by China Telecom Group	78[2]	N/A[1]
Provision of community services by China Telecom Group	1,291	2,639
Provision of ancillary telecommunications services by China Telecom Group	1,219	1,510
Provision of special communications services to China Telecom Group	28	N/A[1]

1 Since these transactions are all on normal commercial terms in which the total consideration of each transaction is not expected to exceed 3 percent of the book value of the net tangible assets of the Company as at 31 December 2002 and therefore Rule 14.25(1) of the Listing Rules shall apply. Since no waivers have been applied for, no specific annual limits have been set.

2 Following the transfer of China Telephony Directory Company in September 2002 from China Telecom Group to China Netcom Group, which is not a connected party, the Company has subsquently adjusted the amount incurred under the equipment procurement agreements.

For further details of the connected transactions please refer to pages 44 to 50 of this annual report.

The independent non-executive Directors have confirmed that all connected transactions in the year ended 31 December 2002 to which the Group was a party:

1. had been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business;

2. had been entered into either:

    (i) on normal commercial terms; or

    (ii) where there was no available comparison to judge whether they are on normal commercial terms, on terms no less favourable than those available to or from independent third parties; and

3. had been entered into on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned.

The independent non-executive Directors have further confirmed that:

1. the aggregate annual value of the Group's expenditure for engineering services has not exceeded the limit of RMB4,392 million;

345

2. the aggregate annual value of the Group's expenditure for community services has not exceeded the limit of RMB2,639 million; and

3. the aggregate annual value of ancillary telecommunications services has not exceeded the limit of RMB1,510 million.

The auditors of the Group have reviewed the connected transactions and confirmed to the Directors that the transactions:

1. have received the approval of the Directors of the Company;

2. have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable;

3. have been entered into in accordance with the terms of the agreements governing such transactions; and

4. the aggregate annual value of the Group's expenditure for engineering services, community services and ancillary telecommunications services, respectively, has not exceeded the limits of RMB4,392 million, RMB2,639 million and RMB1,510 million, respectively.

EMPLOYEES

As at 31 December 2002, the Group had 102,647 employees illustrated as follows:

	Number of employees	Percentage
Management, finance and administration	18,200	17.7
Sales and marketing	27,263	26.6
Operations and maintenance	52,581	51.2
Others	4,603	4.5
Total	102,647	100.0

As at 31 December 2002, the Group also had 39,714 temporary employees.

The Company has implemented a short-term and long-term combined incentive remuneration scheme: the primary components of an employee's remuneration include basic salary, bonus based on performance, compensation based on seniority and share appreciation rights (share appreciation rights are exclusively for senior management and senior technological experts). In addition, the Company also emphasises the importance of employee training and uses various means of training to improve the quality and capability of its employees.

COMPLIANCE WITH CODE OF BEST PRACTICE

Throughout the period commencing from the date of the listing of the Company's H shares on The Stock Exchange of Hong Kong Limited on 15 November 2002 through to 31 December 2002, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules.

246

REPORT OF THE DIRECTORS

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The Company has been notified of the following interests in the Company's issued shares as at 31 December 2002 amounting to 10% or more of the ordinary shares in issue:

	Ordinary shares held	Percentage of Total Issued Shares
China Telecommunications Corporation	58,809,120,182	77.78%

Apart from the foregoing, no person or corporation had any interests in the share capital of the Company as recorded in the register required to be kept under section 16(1) of the SDIO as having an interest in 10% or more of the issued share capital of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2002, as far as the Directors are aware of, the Group was not involved in any material litigation or arbitration and no material litigation claims were pending or threatened or made against the Group.



AUDITORS

KPMG Huazhen and KPMG were appointed as the domestic and international auditors of the Company respectively for the year ended 31 December 2002. KPMG has audited the accompanying financial statements which have been prepared in accordance with International Financial Reporting Standards. The Company has retained KPMG Huazhen and KPMG since the date of its listing. A resolution for the reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company for the year ending 31 December 2003 will be proposed at the annual general meeting of the Company to be held on 20 June 2003.

By Order of the Board
Zhou Deqiang
Chairman

Beijing, PRC
24 April 2003

347

REPORT OF THE SUPERVISORY COMMITTEE

To shareholders:

During the period covered by this report, all the members of the Supervisory Committee acted in accordance with the relevant provisions of the Company Law of the People's Republic of China and the Company's Articles of the Association, adhered to the principle of honesty and trustworthiness, and conscientiously performed their supervisory duties, so as to safeguard the rights and interests of the shareholders.

The Supervisory Committee has held two meetings since its establishment. Ms Zhang Xiuqin was elected the Chairperson of the first Supervisory Committee of the Company at its first meeting on 6 September 2002. The second meeting was held on 1 April 2003 to consider and to examine the audited financial statements of the Company prepared for the year 2002 and to further consider the dividend distribution proposal and the draft auditors' report prepared by KPMG.

The Supervisory Committee believes the audited financial statements of the Company for the year 2002 truly, accurately and objectively reflect the Company's financial condition and results of operations. It further believes the dividend distribution proposal takes into account the interests of shareholders and the Company's long-term development, and the accounting and financial administration comply with the relevant provisions of the Accounting Standards for Enterprises and Accounting System for Enterprises promulgated by the Ministry of Finance of the People's Republic of China.

The Supervisory Committee believes that, in 2002, the Company operated in compliance with its Articles of Association, the Company Law of the People's Republic of China and other relevant PRC laws and regulations as well as regulations promulgated by domestic and overseas securities commissions. All members of the board of directors and the senior management adhere to the principle of diligence, honesty and trustworthiness, worked diligently and made valuable contributions to the development of the Company. As far as the Supervisory Committee is aware of, no member of the board of directors or any senior management has violated any law or regulation of the PRC or the Articles of Association of the Company, nor has any of them been involved in any activity damaging the interests of the Company during the performance of their duties.

In the new financial year, the Supervisory Committee will continue to work diligently to safeguard the interests of the shareholders.

By Order of the Supervisory Committee
Zhang Xiuqin
Chairperson of the Supervisory Committee

Beijing, PRC
1 April 2003

48

CONNECTED TRANSACTIONS



World Bank Loan

In 1994, the Ministry of Finance obtained a loan from the World Bank (the "World Bank Loan"), of which, after a series of novations, China Telecommunications Corporation became the borrower. A portion of the World Bank Loan was advanced by China Telecommunications Corporation to the Company for general corporate use. The Company also bears the cost of servicing that portion of the World Bank Loan. As at 31 December 2002, the outstanding amount of the World Bank Loan owed by the Company was US$46.61 million. The Company has fully repaid such outstanding portion of the World Bank Loan in March 2003.

Guarantees

In 1993 and 1994, the former Shanghai, Guangdong, Jiangsu and Zhejiang Posts and Telecommunications Administrations entered into various loan agreements with China Import and Export Bank for an aggregate loan amount of 38,436 million Japanese yen to finance the development of telecommunications networks, including the development of inter-provincial transmission optic fibers. These loans were novated to the four provincial subsidiaries of the Company and were guaranteed by China Telecommunications Corporation.

As the Company has assumed the guarantees in place of China Telecommunications Corporation immediately after its listing, such guarantees no longer constitute connected transactions.

Terms of Other Connected Transactions Agreements

On 10 September 2002, the Company and China Telecommunications Corporation entered into certain connected transactions agreements set out below. The term of the agreements will expire on 31 December 2004, automatically renewable for further periods of three years unless the Company provides three months' written notification to China Telecommunications Corporation of its intention not to renew the agreements upon expiry of their current term.

Trademark Licence Agreement

Pursuant to the Trademark Licence Agreement, China Telecommunications Corporation has granted to the Company the right, on a royalty-free basis, to use the trademark bearing the China Telecom logo which is in the process of being registered at the State Trademark Office under the PRC State General Administration for Industry and Commerce, as well as the right to use certain other registered trademarks and trademarks in the process of being registered.

Centralised Services Agreement

Centralised Services include:

- the provision of management services in relation to certain large enterprise customers of the headquarters of China Telecommunications Corporation and the operation of business support centre and network management centre; and

- the use of the international telecommunications transmission facilities.

The settlement of any net amount due to or due from the Company is made once a year.

The provision of management services relating to certain large enterprise customers of the headquarters of China Telecommunications Corporation, and the operation of the business support centre and the network management centre

Under the Centralised Services Agreement, the Group and China Telecommunications Corporation share certain overhead costs and the Group has agreed to provide human resources relating to administrative functions of China Telecom Group. Assets relating to the Centralised Services are used by both the Group and China Telecom Group. The Group has also agreed to provide the necessary human resources responsible for the upkeep and maintenance with respect to these assets, in addition to providing maintenance services in relation to the international transmission facilities. The aggregate costs incurred by the Group and China Telecommunications Corporation for the provision of the Centralised Services (which include salaries and benefits of employees of the Group, depreciation of equipment and properties, maintenance fees and research and development fees) are apportioned pro rata between the Group and China Telecommunications Corporation according to the revenues generated by each of the Group and China Telecom Group.

For the year ended 31 December 2002, the Group's portion of the costs in respect of the provision of such services was RMB69 million.

The use of the international telecommunications facilities

China Telecommunications Corporation has retained the assets associated with international telecommunications facilities, such as international gateways, undersea cables and satellite facilities, and has granted a licence to the Group to use such facilities. The Group has agreed to provide the necessary human resources responsible for the upkeep and maintenance with respect to the international telecommunications facilities. The Group and China Telecommunications Corporation agreed to apportion the costs associated with operating such assets pro rata according to the aggregate volume of the inbound international calls terminated by and outbound international calls originating from, the Group and China Telecom Group, respectively.

For the year ended 31 December 2002, the Group's portion of the costs in respect of the use of international telecommunications facilities was RMB414 million.

Interconnection Agreement

In order to facilitate interconnection between subscribers within the Group's service regions and subscribers outside the service regions which are serviced by China Telecom Group, China Telecommunications Corporation and the Company entered into an interconnection settlement agreement (the "Interconnection Agreement"). The Interconnection Agreement does not provide for early termination or non-renewal by China Telecom Group.

CONNECTED TRANSACTIONS

Pursuant to the Interconnection Agreement, the telephone operator terminating a telephone call made to its local network shall be entitled to receive from the operator from which the telephone call originated a fee prescribed by the MII, which is currently RMB0.06 per minute. The formula for settlement is based on the net volume of telephone calls originating from the Group to China Telecom Group or originating from China Telecom Group to the Group multiplied by the MII prescribed settlement fee.

The settlement is made between the Group and China Telecom Group on a monthly basis, with the operator who has originated more calls paying the net amount to the operator who has terminated more calls.

For the year ended 31 December 2002, the net settlement payment made by the Group to China Telecom Group pursuant to the Interconnection Agreement was RMB385 million.

Optic Fibers Leasing Agreement

Pursuant to the Optic Fibers Leasing Agreement, the Company agreed to lease the relevant parts of the inter-provincial transmission optic fibers within the Group's service regions from China Telecom Group.

The amount payable by the Group to China Telecommunications Corporation for the leasing of the inter-provincial transmission optic fibers is based on the depreciation charge for the optic fibers. In addition, the Group agreed to be responsible for the maintenance of these optic fibers within the Group's service regions.

For the year ended 31 December 2002, the total amount paid by the Group to China Telecommunications Corporation with respect to optic fibers leasing was RMB102 million.

Engineering Agreements

The Group and the provincial subsidiaries of China Telecom Group in each of the Group's service regions (the "Provincial Subsisting Companies") entered into engineering framework agreements (the "Engineering Framework Agreements") to govern the tendering for the right to provide the Group with construction, design, equipment installation and testing services and/or to act as general contractors in relation to construction and supervision of engineering projects commissioned by the Group.

The charges payable for engineering related services rendered under the Engineering Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tendering process. The Group does not accord any priority to any of the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by another tenderer, it is expected that the Group would award the tender to the relevant Provincial Subsisting Company.

For the year ended 31 December 2002, the Group's expenditure for engineering services was RMB3,243 million.



Property Leasing Agreements

Mutual leasing of properties

Under the Property Leasing Framework Agreements between the Group and the Provincial Subsisting Companies, the Group leases properties from the Provincial Subsisting Companies for use as its business premises, offices, equipment storage facilities and sites for network equipment. Under the Property Leasing Framework Agreements, the Group also leases certain properties to the Provincial Subsisting Companies.

The rental charges in respect of each property are based on market rates, with reference to amounts stipulated by local price bureaus. Rental charges are payable monthly in arrears and subject to review every three years.

For the year ended 31 December 2002, the Group's expenditure for the property leasing was RMB266 million. For the same period, the Provincial Subsisting Companies' expenditure for the property leasing was RMB3 million.

Third Party Properties Sub-Leasing Agreements

The Provincial Subsisting Companies sub-let to the Group certain properties owned by and leased from independent third parties for use as offices, retail outlets, spare parts storage facilities and sites for network equipment (the "Third Party Properties"). China Telecom Group has agreed to give the Group an indemnity with respect to any claims or costs incurred by the Group in connection with any defect in the titles to any such Third Party Properties.

The amounts payable by the Group to the Provincial Subsisting Companies under the Third Party Properties Sub-Leasing Agreements are the same as the amounts payable by China Telecom Group to the relevant third parties. The rental charges for the Third Party Properties are based on market rates negotiated between the Provincial Subsisting Companies and the relevant third party on an arm's length basis.

For the year ended 31 December 2002, the Group's expenditure in relation to third party properties sub-leasing was RMB321 million.

IT Services Agreements

The Group entered into framework agreements with the Provincial Subsisting Companies pursuant to which the Provincial Subsisting Companies agreed to provide the Group with certain information technology services such as office automation and software adjustment (the "IT Services Framework Agreements").

52

CONNECTED TRANSACTIONS

The Provincial Subsisting Companies are entitled to tender for the right to provide the Group with information technology services. The charges payable for such information technology services under the IT Services Framework Agreements shall be determined by reference to market rates as reflected by prices obtained through a tendering process. The Group does not accord any priority to the Provincial Subsisting Companies to provide such services, and the tender may be awarded to an independent third party. However, if the terms of an offer from a Provincial Subsisting Company are at least as favourable as those offered by another tenderer, the Group may award the tender to the relevant Provincial Subsisting Company.

For the year ended 31 December 2002, the Group's expenditure for information technology services was RMB151 million.

Equipment Procurement Services Agreements

Pursuant to the equipment procurement framework agreements entered into between the Group and the Provincial Subsisting Companies (the "Equipment Procurement Framework Agreements"), the Provincial Subsisting Companies agreed to provide comprehensive procurement services, including the management of tenders, verification of technical specifications and installation services.

Pursuant to the Equipment Procurement Framework Agreements, the Group may request that the Provincial Subsisting Companies act as their agents in procuring foreign and domestic telecommunications equipment and other domestic non-telecommunications materials. The Group may give priority to the Provincial Subsisting Companies if the terms and conditions of the services provided by them are at least as favourable as those offered by independent third parties.

53

Commission charges for these services are calculated at the maximum rate of:

(1) 1% of the contract value, in the case of imported telecommunications equipment; or

(2) 1.8% of the contract value, in the case of domestic telecommunications equipment and other domestic non-telecommunications materials.

For the year ended 31 December 2002, the Group's expenditure for equipment procurement services was RMB78 million.

Community Services Agreements

China Telecom Group, through the Provincial Subsisting Companies, provides certain cultural, educational, property management, vehicles, health and medical services, hotel and conference, community and sanitary services to the Group. The arrangements are set out in the community services framework agreements between the Group and the Provincial Subsisting Companies (the "Community Services Framework Agreements"). If the Group cannot, without incurring significant additional costs and expenses, obtain these services from a third party after such termination, the Provincial Subsisting Companies cannot terminate the provision of such services.

Although the Community Services Framework Agreements are on a non-exclusive basis, the following conditions are to apply:

(1) the Group may give priority to the Provincial Subsisting Companies in using the services, provided that the terms and conditions offered by independent third parties to the Group are no more favourable than those offered by the Provincial Subsisting Companies for the same services;

(2) in return, the Provincial Subsisting Companies have undertaken to the Group that the Provincial Subsisting Companies shall not provide services to the Group on terms which are less favourable than those offered by them to third parties;

(3) the Provincial Subsisting Companies are only entitled to provide the relevant services to third parties provided that it would not affect the provision of services to the Group under the Community Services Framework Agreements; and

(4) if the Provincial Subsisting Companies cannot satisfy the needs of the Group for the services to be provided under the Community Services Framework Agreements or the terms offered by independent third parties are more favourable, the Group may obtain such services from independent third parties.

The Community Services Framework Agreements stipulate that the above community services be provided at:

(1) the government prescribed price;

(2) where there is no government-prescribed price but where there is a government-guided price, the government-guided price applies;

(3) where there is neither a government prescribed price nor a government-guided price, the market price applies. The market price is defined as the price at which the same type of services are provided by independent third parties in the ordinary course of business; or

(4) where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above services, which shall be the reasonable cost incurred in providing the same plus a reasonable marginal profit (for this purpose, "reasonable costs" means the costs confirmed by both parties after negotiations).

For the year ended 31 December 2002, the Group's expenditure for community services was RMB1,291 million.

Ancillary Telecommunications Services Agreements

The Provincial Subsisting Companies provide certain repair services to the Group, such as the repair of certain telecommunications equipment, the maintenance of the fire prevention equipment and telephone booths and other customers services (the "Ancillary Telecommunications Services") on a non-exclusive basis.

Under the framework agreements between the Group and the Provincial Subsisting Companies for the provision of Ancillary Telecommunications Services (the "Ancillary Telecommunications Services Framework Agreements"), the Provincial Subsisting Companies agreed to provide Ancillary Telecommunications Services to the Group. However, if the Group cannot, without incurring significant additional costs and expenses, obtain these services from a third party, the Provincial Subsisting Companies cannot terminate the provision of such services.

The Ancillary Telecommunications Services Framework Agreements contain the same conditions as set out in (1) to (4) in the second paragraph under the heading "Community Services Agreements" above.

CONNECTED TRANSACTIONS

The Ancillary Telecommunications Services under the Ancillary Telecommunications Services Framework Agreements are provided in accordance with the same pricing policy as that of the Community Services Framework Agreements.

For the year ended 31 December 2002, the Group's expenditure for Ancillary Telecommunications Services was RMB1,219 million.

Special Communications Services Agreements

The Provincial Subsisting Companies continue to be responsible for providing emergency network services and network services dedicated to the Chinese government (the "Special Communications Services").

The Provincial Subsisting Companies agreed to lease the infrastructure in connection with the Special Communications Services from the Group at a fee prescribed by the MII.

On the other hand, the Group agreed to provide the necessary human resources to maintain and operate the Special Communications Services within the Service Regions in return for China Telecom Group reimbursing the Group its actual costs, including the costs for network operations and support, general and administrative expenses and certain other operating expenses.

For the year ended 31 December 2002, the Group was paid RMB28 million for Special Communications Services by China Telecom Group.

55

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT







MR. Zhou Deqiang, age 61, is Chairman of our Board of Directors and Chief Executive Officer of our company in charge of our overall management. Mr. Zhou is a professor level Senior Engineer. He graduated in 1968 from Nanjing Institute of Posts and Telecommunications with a major in wireline telecommunications. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhou served as a Vice Minister of the MII and its predecessor ministry, the Ministry of Posts and Telecommunications, or MPT, a Deputy Director General and Director General of Anhui Posts and Telecommunications Administration, or PTA, and a Deputy Chief Engineer of Beijing Long Distance Telephone Bureau. Mr. Zhou is also President of China Telecommunications Corporation. Mr. Zhou has in-depth industry knowledge and 34 years of extensive operational and managerial experience in the telecommunications industry in China.

MR. Chang Xiaobing, age 46, is an Executive Director and President in charge of marketing development of our company. Mr. Chang is a professor level Senior Engineer. He graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a B.S. degree in telecommunications engineering and received an MBA degree from Tsinghua University in 2001. Prior to joining China Telecommunications Corporation in May 2000, Mr. Chang served as a Deputy Director General and Director General of the Department of Telecommunications Administration of the Ministry of Information Industry, a Deputy Director General of the Directorate General of Telecommunications, or DGT of the MPT, and a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu PTA. Mr. Chang is also a Vice President of China Telecommunications Corporation. Mr. Chang has 21 years of operational and managerial experience in the telecommunications industry in China.

MS. Wu Andi, age 48, is an Executive Director, Executive Vice President and the Chief Financial Officer in charge of financial management of our company. Ms. Wu is a Senior Accountant. She graduated in 1983 from the Beijing Institute of Economics with a B.A. degree in finance and trading. From 1996 to 1998, Ms. Wu studied in a post-graduate program in business economics management at the Chinese Institute of Social Sciences. Prior to joining China Telecommunications Corporation in May 2000, Ms. Wu served as Director General of the Department of Economic Adjustment and Communication Settlement of the Ministry of Information Industry, and director General, deputy Director General and director of the Department of Finance of the MPT. Ms. Wu is also a Vice President of China Telecommunications Corporation. Ms. Wu has 21 years of financial experience in the telecommunications industry in China.

56

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT







MR. Zhang Jiping, age 47, is an Executive Director and Executive Vice President in charge of network construction and operations of our company. Mr. Zhang is a professor level Senior Engineer. He graduated in 1982 from the Beijing Institute of Posts and Telecommunications with a B.Sc. degree in radio telecommunications engineering. From 1986 to 1988, Mr. Zhang studied in a post-graduate program in applied computer engineering at Northeastern Industrial University. Prior to joining China Telecommunications Corporation in May 2000, Mr. Zhang was a Deputy Director General of the DGT of the MPT, and a Deputy Director General of Liaoning PTA and Director of the Network Management Center of the Liaoning PTA. Mr. Zhang is also a Vice President of China Telecommunications Corporation. Mr. Zhang has 21 years of operational and managerial experience in the telecommunications industry in China.

MS. Huang Wenlin, age 49, is an Executive Director and Executive Vice President in charge of human resources management of our company. Ms. Huang is a Senior Economist. She graduated in 1984 from the Beijing Institute of Posts and Telecommunications with a concentration in engineering management. Prior to joining China Telecommunications Corporation in May 2000, Ms. Huang served as Director of the Domestic Communications Division and Director of the Communications Organization Division of the DGT of the MPT. Ms. Huang is also a Vice President of China Telecommunications Corporation. Ms. Huang has 28 years of operational and managerial experience in the telecommunications industry in China.

MR. Li Ping, age 49, is an Executive Director, Executive Vice President and Company Secretary of our company in charge of investor relationship management. Mr. Li is a Senior Engineer. He graduated in 1976 from the Beijing Institute of Posts and Telecommunications with a major in radio telecommunications and received an MBA degree from the state University of New York at Buffalo in 1989. Prior to joining China Telecommunications Corporation in August 2000, Mr. Li served as Chairman and the President of China Telecom (Hong Kong) International Limited, a Vice Chairman and Executive Vice President of China Mobile (Hong Kong) Limited and a Deputy Director General of the DGT and the MPT. Mr. Li is also a Vice President of China Telecommunications Corporation. Mr. Li has extensive experience in managing public companies and 27 years of operational and managerial experience in the telecommunications industry in China.

0857

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT







MR. Wei Leping, age 57, is an Executive Director and Executive Vice President in charge of research and development work of our company. Mr. Wei is a professor level Senior Engineer. He graduated in 1970 from Tsinghua University with a major in radio engineering and received a M.S. degree in communication and information systems from the Research Institute of Post and Telecommunications. Prior to joining China Telecommunications corporation in April 2001, Mr. Wei served as a Deputy Director of the Telecommunications Research Institute of the Ministry of Information Industry, a Deputy Director of the Telecommunications Science Planning and Research Institute of the MPT and a Deputy Director and Chief Engineer of the Telecommunications Transmissions Research Center of the MPT. Mr. Wei is also Chief Engineer of China Telecommunications Corporation. Mr. Wei has 25 years of experience in research and development for network technologies in the telecommunications industry in China.

MR. Cheng Xiyuan, age 59, is an Executive Director of our company. Mr. Cheng is a professor level Senior Engineer. He graduated from Chongqing Institute of Military Telecommunications and Engineering in 1968 with a major in telecommunications. Prior to joining china Telecom Group, Mr. Cheng served as Director General of Shanghai Long Distance Telephone Bureau, and a Deputy Director General, Director General and Chief Engineer of Shanghai PTA. Mr. Cheng currently serves as General Manager of China Telecom Group Shanghai Corporation and has 34 years of operational and managerial experience in the telecommunications industry in China.

MR. Feng Xiong, age 57, is an Executive Director of our company. Mr. Feng is a professor level Senior Engineer. He graduated from Tsinghua University in 1970 with a major in electronic engineering. He received a master's degree from Nanjing Institute of Posts and Telecommunications in 1982 with a major in communications and systems. Prior to joining China Telecom Group, Mr. Feng served as a Deputy Chief Engineer and Chief Engineer of the Nanjing Municipal Telecommunications Bureau of Jiangsu PTA, and a Deputy Chief Engineer, Chief Engineer and a Deputy Director General of Jiangsu PTA. Mr. Feng currently serves as General Manager of China Telecom Group Guangdong Corporation and has 21 years of operational and managerial experience in the telecommunications industry in China.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT





MR. Zhang Youcai, age 62, is an independent Non-executive Director of our company. Mr. Zhang graduated from Nanjing Industrial Chemistry College in 1965 with a major in inorganic chemistry. He was a former Vice Minister of the Ministry of Finance of China and was responsible for the formulation and implementation of government finance policies. Mr. Zhang has contributed to the improvement and reform of the finance system of China over more than a decade. Prior to serving at the Ministry of Finance, Mr. Zhang served as a Deputy Director of the Planning Commission of Nantong City in Jiangsu Province and a Deputy Mayor and Mayor of Nantong. Mr. Zhang has more than 40 years of experience in the regulation of Chinese state-owned enterprises and finance administration.

MR. Vincent Lo Hong Sui, age 55, is an independent Non-executive Director of our company. Mr. Lo is the chairman and chief executive of the Shui On Group which he founded 32 years ago. He is also the founding chairman and current president of the Business and Professionals Federation of Hong Kong, a member of The Tenth National Committee of Chinese People's Political Consultative Conference, Vice Chairman of the All-China Federation of Industry and Commerce, the president of the Shanghai-Hong Kong Council for the Promotion and Development of Yangtze, court member of the Hong Kong University of Science and Technology, a member of HK-US Business Council-HK Section, a director of The Real Estate Development Association of Hong Kong, an adviser to the Chinese Society of Macroeconomics, an adviser to Peking University China Center for Economic Research, a council member of the China Overseas Friendship Association, a director of Great Eagle Holdings Limited and a non-executive director of Hang Seng Bank Limited and New World China Land Limited. He was awarded the Gold Bauhinia Star in 1998 and appointed Justice of the Peace in 1999 by the Government of the Hong Kong Special Administrative Region. He was made an Honorary Citizen of Shanghai in 1999. In 2001, he was named Businessman of the Year by the DHL/South China Morning Post Hong Kong Business Awards, and most recently he received one of the Hong Kong Institute of Directors' "2002 Director of the Year" awards.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT





MR. Sun Jiuming, age 56, is president and Chairman of Board of Directors of Jiangsu Telecommunications Corporation Ltd. Mr. Sun is a Senior Engineer, and he graduated from Nanjing Institute of Posts and Telecommunications and the Australian National University in 1982 with a B.Sc. degree in radio telecommunications engineering. Mr Sun was a Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau, and Director of Nantong Posts Bureau, Director and Deputy Director of Nantong Telecommunications Bureau, and President of Jiangsu Telecommunications Corporation. Mr. Sun has 21 years experience of operational and management in the telecommunications industry in China.

MR. Wang Jirong, age 49, is Deputy Director and President of Zhejiang Telecommunications Corporation Ltd. Mr. Wang is a professor level Senior Engineer, and graduated from Nanjing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang was formerly Deputy Director of Suzhou Telecommunications Bureau. He has 33 years of operational and management experience in the telecommunications industry in China.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

MR. Wang Qi, age 48, is the controller of our Company. Mr. Wang is a senior accountant. He studied at Beijing Institute of Posts and Telecommunications and the Australian National University. Mr. Wang has a B.A. degree in international economics and a Masters degree in international management. Prior to joining the Company, Mr. Wang served as a Deputy Director General of Anhui PTA. Mr. Wang also served as a Deputy general Manager of China Telecom Group Anhui Corporation prior to his relocation to the headquarters of China Telecom Group in 2000. Mr. Wang is also Managing Director of the Planning and Finance Department of China Telecommunications Corporation. Mr. Wang has 28 years of managerial and accounting experience in the telecommunications industry in China.

MS. Zhang Xiuqin, age 56, is the Chairperson of our Supervisory Committee. Ms. Zhang is a Senior Accountant. Prior to joining China Telecom Group, Ms. Zhang served as a Director of the Systems Division of the Financial Department of the MPT, Director of the Department of Economic Adjustment and Communication Settlement of the MII, Director of the Communication Settlement Centre of the MII and General Manager of the Huaxin Posts and Telecommunication Economic Development Center. Since July 2000, Ms. Zhang has served as Director of the Audit Department of China Telecommunications Corporation. Ms. Zhang has 34 years of operational and managerial experience in the telecommunications industry in China.

MR. Wang Huanhui, age 58, has been the Supervisor representing employees from 1 April this year. Mr. Wang is a senior economist, and graduated from Beijing Institute of Posts and Telecommunications in 1969. In August 2000, Mr. Wang was assigned as Director of Supervisors Board of China Telecommunications Corporations. Mr Wang has more than 30 years of operational and management experience in the telecommunications industry in China.

MS. Zhu Lihao, age 62, is an independent Supervisor on our Supervisory Committee. Ms. Zhu is a Senior Auditor and is a board member of the Auditors' Association. She graduated from Beijing Mining College in 1963 with a major in engineering economics. Ms. Zhu served as a Deputy Director General and Director General of the Department of Industry and Communications of the National Audit Office of China, and the Director General of the Department of Foreign Affairs Auditing of the Audit Bureau. Ms. Zhu has 40 years of experience in management and auditing.

MR. Xie Songguang, age 54, is a Supervisor on our Supervisory Committee. Mr. Xie is a Senior Engineer. He graduated from Nanjing Institute of Posts and Telecommunications in 1985 with a major in communications. Mr. Xie completed an advanced business program in Hangzhou University in 1998. Prior to joining China Telecom Group, Mr. Xie served as a Deputy Director of the Telecommunications Division, and Director of the Operation and Maintenance Division of Zhejiang PTA. Mr. Xie currently serves as a Deputy General Manager of China Telecom Group Zhejiang Corporation and has 28 years of operational and managerial experience in the telecommunications industry in China.

MR. Li Jing, age 37, is a Supervisor on our Supervisory Committee. Mr. Li is an economist. He graduated from the Central Party School in 1995 with a major in economics and management. Prior to joining China Telecom Group, Mr. Li worked at the Audit Division of the Jiangsu PTA, and the audit department and financial department of Suzhou Municipal Posts and Telecommunications Bureau. Mr. Li currently serves as a Deputy Director of the Audit Department of China Telecom Group Jiangsu Corporation and has 18 years of financial and auditing experience in the telecommunications industry in China.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of China Telecom Corporation Limited (the "Company") for the year ended 31 December 2002 will be held at 10:00 a.m. on 20 June 2003 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC to consider the following businesses:

ORDINARY RESOLUTIONS

1. to consider and approve the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2002;

2. to consider and approve the profit distribution proposal and declaration and payment of a final dividend for the year ended 31 December 2002;

3. to consider and approve the appointment of Mr. Shi Wanpeng as an independent non-executive director of the Company;

4. to consider and approve the annual remuneration proposal for the Company's directors for the year to be ended 31 December 2003. The current salary system of a state-owned enterprise shall be changed into the salary system based on a joint stock company with salary benefits of a joint stock company which include the basic salary, allowance and subsidies, performance based bonus, annuity, insurance benefits and share appreciation rights;

5. to consider and approve the reappointment of KPMG Huazhen as the Company's domestic auditors and KPMG as the Company's international auditors for the year ending 31 December 2003 and the authorisation to the directors to fix the remuneration thereof; and

6. to consider and approve other matters, if any.

And as special business, to consider and, if thought fit, to pass the followings as special resolutions:

SPECIAL RESOLUTIONS

7. **"THAT:**

   (a) subject to paragraph (c) below, the exercise by the directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorise the directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to maximum equivalent to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given to the directors under this Resolution by resolution of the Company's shareholders in general meetings; and

"Rights Issue" means an offer of shares open for a period fixed by the directors to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly."

8. "**THAT** the directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 7 in respect of the share capital of the Company repurchased by the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

After the completion of the global offering of the Company's shares and pursuant to the Chinese laws and regulations, the following amendments to the Articles of Association shall be made to the provisions relating to the Company's shareholding structure.

9. "**THAT** amendments shall be made to the Articles of Association in order to reflect the aggregate number of shares issued by the Company and the details of the amendments are as follows:

(a) Article 6 of the Articles of Association shall be restated as follows:

In accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the "Mandatory Provisions") and other PRC laws and administrative regulations, the Company convened its general meeting on 20 June 2003 to

63

amend the original Articles of Association of the Company (the "Original Articles of Association") and adopt these Articles of Association (the "Articles of Association" or "these Articles of Association").

(b) Article 20 of the Company's Articles of Association shall be restated as follows:

By the approval of the relevant companies department authorised by the State Council, the Company may issue a total of 75,614,186,503 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 90.35% of the entire issued share capital.

(c) Article 21 of the Company's Articles of Association shall be restated as follows:

All the 7,296,915,700 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). A total of 730,494,300 shares have been reduced from the respective shareholdings of the State-owned shareholders of the Company, namely, China Telecommunications Corporation, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company during the global offering and all the reduced shares have become the overseas-listed foreign-invested shares (H Shares). The total of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 8,027,410,000 shares, representing 10.62% of the issued share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 75,614,186,503 ordinary shares issued, of which 58,809,120,182 shares are held by the promoter, China Telecommunications Corporation, representing 77.78% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,658,608,387 shares representing 7.48% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 964,621,836 shares representing 1.27% of the total of the ordinary shares issued by the Company and Zhejiang Financial Development Company, holding a total of 2,154,426,098 shares representing 2.85% of the total of the ordinary shares issued by the Company. A total of 8,027,410,000 overseas-listed foreign-invested share are held by holders of overseas-listed foreign-invested shares, representing 10.62% of the total of the ordinary shares issued by the Company."

10. "**THAT** Article 43 of the Articles of Association shall be amended as follows due to the repeal of the Securities (Clearing Houses) Ordinance on 1 April 2003:

The transfer of Overseas-Listed Foreign Invested Shares in the Company listed in Hong Kong shall be carried out in writing on normal or standard instruments of transfer or on a form acceptable to the Board of Directors; and such transfer instrument can be signed only by hand or, if the transferor or transferee is a securities clearing institution or its representative recognised in accordance with

64

NOTICE OF ANNUAL GENERAL MEETING

section 37 of the Securities and Futures Ordinance (Hong Kong Law Chapter 571), signed by hand or signed in printed mechanical form. All the transfer instruments shall be maintained in the legal address of the Company or other place the Board of Director may designate from time to time."

By Order of the Board
Li Ping
Company Secretary

Beijing, PRC
24 April 2003

Notes:

(1) Buyers who submit the share transfer application forms to the Company's share registrar before 4:00 p.m. on 19 May 2003 (Monday) and then registered as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(2) Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2002, which is expected to be despatched to shareholders before 30 April 2003 (Wednesday).

(3) To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Secretariat of the board for holders of domestic shares and to the Computershare Hong Kong Ivestor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

The address of the share registrar for the Company's H Shares is as follows:

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716,
17th Floor, Hopewell Centre
183 Queens Road East, Wanchai, Hong Kong

(4) A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5) In connection with special resolution 7 set out above, the directors have no plans to issue any new share for the time being. In accordance with section 57B of the Companies Ordinance (Cap. 32) and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the authorisation given by the shareholders is a general mandate.

(6) The registration procedure for attending the annual general meeting:

(a) shareholder attending the annual general meeting in person or by proxy shall present its identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the annual general meeting; and

(b) shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Secretariat on or before 30 May 2003 (Friday).

(7) Closure of the register of members:

The register of members of the Company will be closed from 20 May 2003 (Tuesday) to 20 June 2003 (Friday) (both days inclusive).

(8) The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transportation and accommodation expenses.

(9) The address of the Secretariat of the Board is as follows:

31 Jinrong Street
Xicheng District, Beijing 100032
PRC

Contact person:	Li Ping
Telephone:	(8610) 6642 8166
Fascmile:	(8610) 6601 0728

66

REPORT OF THE INTERNATIONAL AUDITORS

KPMG

To the Shareholders of
China Telecom Corporation Limited
(Incorporated in The People's Republic of China with limited liability)

We have audited the financial statements on pages 64 to 109 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF THE INTERNATIONAL AUDITORS

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, China
24 April 2003

CONSOLIDATED BALANCE SHEET

at 31 December 2002
(Amounts in millions)

	Note	2002 RMB	2001 RMB
ASSETS			
Non-current assets			
Property, plant and equipment, net	3	**149,165**	138,623
Construction in progress	4	**20,319**	23,274
Lease prepayments		**2,644**	2,638
Interests in associates	6	**429**	417
Investments	7	**270**	446
Deferred tax assets	8	**5,118**	4,059
Other assets	17	**6,405**	5,749
Total non-current assets		**184,350**	175,206
Current assets			
Inventories	9	**1,066**	1,413
Accounts receivable, net	10	**5,961**	5,608
Prepayments and other current assets	11	**1,736**	2,752
Time deposits with maturity over three months		**1,316**	473
Cash and cash equivalents	12	**16,423**	3,882
Total current assets		**26,502**	14,128
Total assets		**210,852**	189,334
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term debt	13	**19,175**	18,827
Current portion of long-term debt	13	**2,219**	3,621
Accounts payable	14	**14,399**	14,919
Accrued expenses and other payables	15	**10,266**	11,672
Income tax payable		**3,842**	212
Current portion of finance lease obligations	16	**—**	38
Current portion of deferred revenues	17	**7,726**	8,155
Total current liabilities		**57,627**	57,444
Net current liabilities		**(31,125)**	(43,316)
Total assets less current liabilities		**153,225**	131,890
Non-current liabilities			
Long-term debt	13	**4,853**	7,101
Finance lease obligations	16	**—**	11
Deferred revenues	17	**21,612**	26,353
Deferred tax liabilities	8	**618**	—
Total non-current liabilities		**27,083**	33,465
Total liabilities		**84,710**	90,909
Minority interests		**1,134**	940
Balance carried forward		**85,844**	91,849

The notes on pages 71 to 109 form part of these financial statements.

CONSOLIDATED BALANCE SHEET (CONTINUED)

at 31 December 2002
(Amounts in millions)

	Note	**2002 RMB**	2001 RMB
Balance brought forward		**85,844**	91,849
Shareholders' equity			
Share capital	18	**75,614**	—
Reserves	19	**49,394**	97,485
Total shareholders' equity		**125,008**	97,485
Total liabilities and shareholders' equity		**210,852**	189,334

Approved and authorised for issue by the Board of Directors on 24 April 2003.

Zhou Deqiang	**Chang Xiaobing**	**Wu Andi**
Chairman and Chief Executive Officer	Executive Director and President	Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 71 to 109 form part of these financial statements.

BALANCE SHEET

at 31 December 2002
(Amounts in millions)

	Note	2002 RMB
ASSETS		
Non-current assets		
Interests in subsidiaries	5	**114,866**
Current assets		
Prepayments and other current assets	11	**1,527**
Time deposits with maturity over three months		**1,000**
Cash and cash equivalents	12	**9,570**
Total current assets		**12,097**
Total assets		**126,963**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accrued expenses and other payables	15	**570**
Income tax payable		**1,385**
Total current liabilities		**1,955**
Net current assets		**10,142**
Total assets less current liabilities		**125,008**
Shareholders' equity		
Share capital	18	**75,614**
Reserves	19	**49,394**
Total shareholders' equity		**125,008**
Total liabilities and shareholders' equity		**126,963**

Approved and authorised for issue by the Board of Directors on 24 April 2003.

Zhou Deqiang
Chairman and Chief Executive Officer

Chang Xiaobing
Executive Director and President

Wu Andi
Executive Director, Executive Vice President and Chief Financial Officer

The notes on pages 71 to 109 form part of these financial statements.

CONSOLIDATED STATEMENT OF INCOME

for the year ended 31 December 2002
(Amounts in millions, except per share data)

	Note	2002 RMB	2001 RMB
Operating revenues	20	**75,496**	68,546
Operating expenses			
Depreciation and amortisation		**(20,882)**	(19,451)
Network operations and support		**(20,131)**	(20,269)
Selling, general and administrative		**(10,468)**	(9,401)
Other operating expenses	21	**(2,637)**	(1,327)
Total operating expenses	22	**(54,118)**	(50,448)
Operating profit		**21,378**	18,098
Deficit on revaluation of property, plant and equipment	3	**–**	(11,930)
Net finance (costs)/income	23	**(632)**	293
Investment income		**4**	310
Share of profit from associates		**35**	22
Profit before taxation and minority interests		**20,785**	6,793
Taxation	24	**(3,855)**	69
Profit before minority interests		**16,930**	6,862
Minority interests		**(66)**	21
Profit attributable to shareholders	27	**16,864**	6,883
Basic earnings per share	29	**0.24**	0.10
Weighted average number of shares	29	**69,242**	68,317

The notes on pages 71 to 109 form part of these financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

for the year ended 31 December 2002
(Amounts in millions)

	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Revaluation reserve RMB	Surplus reserves RMB	Statutory common welfare fund RMB	Other reserves RMB	Retained earnings RMB	Total shareholders' equity RMB
Balance as at 1 January 2001		–	–	–	–	–	–	–	101,619	101,619
Net profit		–	–	–	–	–	–	–	6,883	6,883
Contributions from China Telecom		–	–	–	–	–	–	–	3,003	3,003
Distributions to China Telecom		–	–	–	–	–	–	–	(15,835)	(15,835)
Assets distributed to China Telecom in connection with the Restructuring	1	–	–	–	–	–	–	–	(11,285)	(11,285)
Revaluation surplus	3	–	–	–	4,154	–	–	–	–	4,154
Recognition of deferred tax assets	8	–	–	–	–	–	–	4,059	–	4,059
Elimination of net deferred tax liabilities	8	–	–	–	–	–	–	–	4,887	4,887
Balance as at 31 December 2001		–	–	–	4,154	–	–	4,059	89,272	97,485
Capitalisation as share capital upon incorporation of the Company	18, 19	68,317	20,955	–	–	–	–	–	(89,272)	–
Issue of shares, net of issuing expenses of RMB796 million	18	7,297	–	3,362	–	–	–	–	–	10,659
Net profit		–	–	–	–	–	–	–	16,864	16,864
Appropriations	19	–	–	–	–	8,121	1,624	–	(9,745)	–
Revaluation surplus realised		–	–	–	(10)	–	–	–	10	–
Deferred tax on amortisation of land use rights realised		–	–	–	–	–	–	(75)	75	–
Balance as at 31 December 2002		**75,614**	**20,955**	**3,362**	**4,144**	**8,121**	**1,624**	**3,984**	**7,204**	**125,008**

The notes on pages 71 to 109 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW

for the year ended 31 December 2002
(Amounts in millions)

	Note	2002 RMB	2001 RMB
Cash flows from operating activities	(a)	**37,102**	32,761
Cash flows from investing activities			
Capital expenditure		**(28,169)**	(34,610)
Purchase of investments		**(50)**	(290)
Lease prepayments		**(74)**	(437)
Proceeds from disposal of property, plant and equipment		**41**	72
Increase in time deposits with maturity over three months		**(1,312)**	(473)
Maturity of time deposits with maturity over three months		**469**	339
Net cash used in investing activities		**(29,095)**	(35,399)
Cash flows from financing activities			
Proceeds from initial public offering, net of issuing expenses		**10,659**	—
Capital element of finance lease payments		**(49)**	(305)
Proceeds from bank debt		**25,749**	21,423
Repayments of bank debt		**(29,278)**	(16,979)
Cash distributions to minority interests		**(12)**	—
Cash contributions from China Telecom		**—**	3,003
Cash distributions to China Telecom		**(2,535)**	(14,483)
Net cash from/(used in) financing activities		**4,534**	(7,341)
Net increase/(decrease) in cash and cash equivalents		**12,541**	(9,979)
Cash and cash equivalents at beginning of year		**3,882**	13,861
Cash and cash equivalents at end of year		**16,423**	3,882

74

The notes on pages 71 to 109 form part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOW (CONTINUED)

for the year ended 31 December 2002
(Amounts in millions)

(a) Reconciliation of profit before taxation and minority interests to cash flows from operating activities

	2002 RMB	2001 RMB
Profit before taxation and minority interests	**20,785**	6,793
Adjustments for:		
Depreciation and amortisation	**20,882**	19,451
Deficit on revaluation of property, plant and equipment	**—**	11,930
Provision for doubtful accounts	**345**	186
Investment income	**(4)**	(310)
Share of profit from associates	**(35)**	(22)
Interest income	**(140)**	(246)
Interest expense	**1,321**	1,415
Unrealised foreign exchange losses/(gains)	**227**	(325)
Loss on retirement and disposal of property, plant and equipment	**410**	1,720
(Increase)/decrease in accounts receivable	**(698)**	1,336
Decrease/(increase) in inventories	**347**	(99)
Decrease/(increase) in prepayments and other current assets	**1,149**	(550)
Increase in other non-current assets	**(588)**	(1,139)
(Decrease)/increase in accounts payable	**(78)**	1,231
Increase/(decrease) in accrued expenses and other payables	**157**	(373)
Decrease in deferred revenues	**(5,170)**	(3,691)
Cash generated from operations	**38,910**	37,307
Interest received	**140**	246
Interest paid	**(1,315)**	(1,408)
Investment income received	**33**	255
Income tax paid	**(666)**	(3,639)
Cash flows from operating activities	**37,102**	32,761

The notes on pages 71 to 109 form part of these financial statements.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited ("the Company") and its subsidiaries (hereinafter, collectively referred to as "the Group") are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province of the People's Republic of China ("the PRC"). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance and international long distance telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the "Restructuring") of China Telecommunications Corporation ("China Telecom" and together with its subsidiaries other than the Company referred to as "China Telecom Group"), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry.

Pursuant to the Restructuring, China Telecom transferred to the Company the wireline telecommunications business and related operations in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province together with the related assets and liabilities (the "Predecessor Operations") in consideration for 68,317 million ordinary domestic shares of the Company. The shares issued to China Telecom have a par value of RMB1.00 each and represented the entire registered and issued share capital of the Company at that date. As discussed below, certain assets historically associated with the Predecessor Operations were not transferred to the Company but were retained by China Telecom in connection with the Restructuring.

China Telecom was initially established in May 2000 to operate the PRC's nationwide wireline telecommunications network as part of the restructuring of the PRC's telecommunications industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom's wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including the Predecessor Operations. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (Continued)

Basis of presentation

Since China Telecom controlled the Predecessor Operations transferred to the Company before the Restructuring and continues to control the Company after the Restructuring, the accompanying financial statements have been prepared as a reorganisation of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been recognised at historical amounts. For periods prior to the legal formation of the Company and its subsidiaries, the assets, liabilities, revenue and expenses of the entities comprising the Predecessor Operations were combined in preparing the financial statements.

The accompanying consolidated financial statements present the results of the Company and its subsidiaries as if the Group had been in existence throughout the years presented and as if the Predecessor Operations were transferred to the Company from China Telecom as at 1 January 2001. In addition, the consolidated financial statements for the year ended 31 December 2001 include the results related to certain assets historically associated with the Predecessor Operations that were not transferred to the Company and were retained by China Telecom in connection with the Restructuring. The assets retained by China Telecom primarily related to investments in non-telecommunications industries, inter-provincial transmission optic fibres and properties and, as at 31 December 2001, consisted of the following:

	RMB millions
Current assets, primarily prepayments	1,128
Property, plant and equipment, net	4,457
Construction in progress	686
Interests in associates and long-term investments	5,014
	11,285

In preparing the consolidated financial statements, the assets and liabilities, revenues and expenses of the Predecessor Operations are reflected in the accompanying consolidated financial statements. In addition, for the year ended 31 December 2001, the consolidated financial statements have been prepared to include certain assets historically associated with the Predecessor Operations that were retained by China Telecom. As a result of the segregation and separate management of these assets by China Telecom beginning 31 December 2001, the assets retained by China Telecom have been reflected as a distribution to China Telecom in the consolidated statement of shareholders' equity as at 31 December 2001.

1. PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION (Continued)

Basis of presentation (Continued)

Management believes that all historical costs of operations have been reflected in the consolidated financial statements for the year ended 31 December 2001. Expenses that were specifically identified to the Predecessor Operations, including the costs of ancillary, social and supporting services provided to the Predecessor Operations by China Telecom and its affiliates, are reflected in the consolidated financial statements. Expenses associated with corporate services provided by China Telecom (consisting primarily of corporate headquarter administrative expenses) were allocated based on revenues to companies within China Telecom, including the Predecessor Operations. The amount of corporate administrative expenses allocated to the Group for the year ended 31 December 2001 was RMB118 million. Management believes that the method of allocation of corporate administrative expenses presents a reasonable basis of estimating what the Group's expenses would have been on a stand-alone basis for the year ended 31 December 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment (Note 3).

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accounting policies described below have been consistently applied by the Group.

(b) Basis of consolidation

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Basis of consolidation (Continued)

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases, and the share attributable to minority interests is deducted from or added to profit before minority interests. All significant intercompany balances and transactions and any unrealised gains/losses arising from intercompany transactions are eliminated on consolidation.

An associate is a company, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

The consolidated statement of income includes the Group's share of the results of its associates for the period. In the consolidated balance sheet, interests in associates are stated at the Group's attributable share of net assets.

(c) Translation of foreign currencies

The functional and reporting currency of the Group is Renminbi ("RMB"). Foreign currency transactions during the year are translated into RMB at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into RMB at the applicable PBOC rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the consolidated statement of income. For the periods presented, no exchange differences were capitalised.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand and time deposits with original maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates fair value. None of the Group's cash and cash equivalents is restricted as to withdrawal.

(e) Accounts receivable

Accounts receivable are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

79

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f) Inventories

Inventories consist of materials and supplies used in maintaining the Group's wireline telecommunications network and goods for resale. Materials and supplies are valued at cost less a provision for obsolescence.

Inventories that are held for resale are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(g) Property, plant and equipment

Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses (Note 2(l)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use and the cost of borrowed funds used during the periods of construction. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure, including the cost of repairs and maintenance, is expensed as it is incurred.

Subsequent to the revaluation carried out as at 31 December 2001, which was based on depreciated replacement costs (Note 3), property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation, less subsequent accumulated depreciation and impairment losses. When an item of property, plant and equipment is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount. The separate classes into which the Company groups assets for the revaluation are buildings and improvements; telecommunications network plant and transmission and switching equipment; and furniture, fixture, motor vehicles and other equipment. When an item of property, plant and equipment is revalued, the entire class of property, plant and equipment to which that asset belongs is revalued simultaneously. When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to shareholders' equity under the component of revaluation reserve. However, a revaluation increase is recognised as income to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense. When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognised as an expense in the consolidated statement of income. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation reserve in respect of that same asset. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Revaluations are performed annually on items which experience significant and volatile movements in fair value while items which experience insignificant movements in fair value are revalued every three years.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Property, plant and equipment (Continued)

Assets acquired under leasing agreements which effectively transfer substantially all the risks and benefits incidental to ownership from the lessor to the lessee are classified as assets under finance leases. Assets under finance leases are initially recorded at amounts equivalent to the present value of the minimum lease payments (computed using the rate of interest implicit in the lease) which approximate the fair value at the inception of the lease. The net present value of the future minimum lease payments is recorded correspondingly as a finance lease obligation. Assets under finance leases are amortised over their estimated useful lives. As at 31 December 2002, none of the Group's assets were held under finance leases (2001: RMB48 million).

Gains or losses arising from retirement or disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the consolidated statement of income on the date of disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

Depreciation is provided to write off the cost/revalued amount of each asset over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

	Depreciable life
Buildings and improvements	8 to 30 years
Telecommunications network plant, transmission and switching equipment	6 to 10 years
Furniture, fixture, motor vehicles and other equipment	4 to 10 years

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's land bureau. Land use rights are carried at cost and are amortised on a straight-line basis over the respective periods of the rights which range from 20 years to 70 years.

(i) Construction in progress

Construction in progress represents buildings, telecommunications network plant, transmission and switching equipment and other equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(l)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction. Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i) Construction in progress (Continued)

No depreciation is provided in respect of construction in progress.

(j) Investments in subsidiaries

In the Company's stand-alone balance sheet, investments in subsidiaries are accounted for using the equity method.

(k) Investments

Investments in non-marketable equity securities are stated at cost less provision for impairment losses (Note 2(l)). A provision is made where, in the opinion of management, the carrying amount of the investments exceeds its recoverable amount.

(l) Impairment

The carrying amounts of the Group's long-lived assets, including property, plant and equipment, are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. The amount of the reduction is recognised as an expense in the consolidated statement of income. In determining the value in use, expected future cash flows generated by the assets are discounted to their present value. For the periods presented, no impairment losses were recognised in the consolidated statement of income.

(m) Revenue recognition

The Group's revenues are principally derived from the provision of local, domestic long distance ("DLD") and international long distance ("ILD") telephone services which consist of (i) usage charges for telephone services, which vary depending on the day, the time of day, distance and duration of the telephone call, (ii) a monthly telephone service fee, (iii) service activation and installation fees, and (iv) charges for value-added telecommunications services, such as call waiting, call diverting and caller number display. The Group records wireline service revenues over the periods they are earned as follows:

(i) Revenues derived from local, DLD and ILD telephone usage are recognised as the services are provided.

(ii) Upfront fees received for activation of wireline services and wireline installation charges are deferred and recognised over the expected customer relationship period. The related direct incremental customer acquisition costs are deferred to the extent of the upfront fees and are amortised over the same expected customer relationship period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m) Revenue recognition (Continued)

(iii) Monthly telephone service fees are recognised in the month during which the telephone services are provided to customers.

(iv) Revenues from sale of prepaid calling cards are recognised as the cards are used by customers.

(v) Revenues derived from value-added telecommunications services are recognised when the services are provided to customers.

Other related wireline telecommunications service revenues are recognised as follows:

(i) Revenues from the provision of Internet and managed data services are recognised when the services are provided to customers.

(ii) Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

(iii) Lease income from operating leases is recognised over the term of the lease.

(iv) Sale of customer-end equipment is recognised on delivery of the equipment to customers and when the significant risks and rewards of ownership and title have been transferred to the customers.

(n) Advertising and promotion expense

The costs for advertising and promoting the Group's wireline telecommunications services are expensed as incurred. Advertising and promotion expense, which is included in selling, general and administrative expenses, was RMB1,300 million for the year ended 31 December 2002 (2001: RMB1,097 million).

(o) Net financing costs

Net financing costs comprise interest income on bank deposits, interest expense on borrowings, and foreign exchange gains and losses. Interest income from bank deposits is recognised on a time proportion basis that takes into account the effective yield on the asset.

Interest costs incurred in connection with borrowings are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(p) Research and development expense

Research and development expenditure is expensed as incurred. For the year ended 31 December 2002, research and development expense was RMB172 million (2001: RMB123 million).

(q) Employee benefits

The Group's contributions to defined contribution retirement plans administered by the PRC government are recognised as an expense in the consolidated statement of income. Further information is set out in Note 33.

(r) Provisions

A provision is recognised in the consolidated balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(s) Income tax

Income tax comprises current and deferred tax. Current tax is calculated on the taxable income for the year by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method, providing for all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated statement of income. A deferred tax asset is recognised only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(u) Segmental reporting

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group's operating activities are carried out in the PRC.

3. PROPERTY, PLANT AND EQUIPMENT, NET

The Group:

	Buildings and improvements RMB millions	Telecommunications network plant and equipment RMB millions	Furniture, fixture, motor vehicles and other equipment RMB millions	Total RMB millions
Cost/valuation:				
Balance at 1 January 2001	22,944	164,450	9,919	197,313
Additions	1,187	5,763	877	7,827
Transferred from construction in progress	4,481	30,915	1,501	36,897
Disposals	(265)	(3,794)	(780)	(4,839)
Revaluation	641	(28,016)	(2,328)	(29,703)
Distributions to China Telecom in connection with the Restructuring	(2,865)	(2,057)	(1,130)	(6,052)
Balance at 31 December 2001	26,123	167,261	8,059	201,443
Accumulated depreciation:				
Balance at 1 January 2001	(3,506)	(62,612)	(3,667)	(69,785)
Depreciation charge for the year	(918)	(17,116)	(1,417)	(19,451)
Written back on disposals	126	2,288	480	2,894
Revaluation	1,482	18,719	1,726	21,927
Distributions to China Telecom in connection with the Restructuring	480	742	373	1,595
Balance at 31 December 2001	(2,336)	(57,979)	(2,505)	(62,820)
Net book value at 31 December 2001	23,787	109,282	5,554	138,623
Cost/valuation:				
Balance at 1 January 2002	26,123	167,261	8,059	201,443
Additions	438	1,133	356	1,927
Transferred from construction in progress	4,888	23,530	1,529	29,947
Disposals	(81)	(1,136)	(250)	(1,467)
Balance at 31 December 2002	31,368	190,788	9,694	231,850
Accumulated depreciation:				
Balance at 1 January 2002	(2,336)	(57,979)	(2,505)	(62,820)
Depreciation charge for the year	(1,188)	(18,281)	(1,413)	(20,882)
Written back on disposals	25	796	196	1,017
Balance at 31 December 2002	(3,499)	(75,464)	(3,722)	(82,685)
Net book value at 31 December 2002	27,869	115,324	5,972	149,165

3. PROPERTY, PLANT AND EQUIPMENT, NET (Continued)

As required by the relevant PRC rules and regulations with respect to the Restructuring, the property, plant and equipment of the Group as at 31 December 2001 were revalued for each asset class by Beijing China Enterprise Appraisal Co., Ltd. (the "PRC valuers"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of the property, plant and equipment was determined at RMB138,623 million. The tax base of such assets has been adjusted to the revalued amount (Note 8). The surplus on revaluation of certain property, plant and equipment totalling RMB4,154 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain property, plant and equipment totalling RMB11,930 million was recognised as an expense for the year ended 31 December 2001. The reduction in the carrying amount was primarily the result of the-then market decline in the replacement cost of certain network switching equipment. The net deficit on the revaluation of the property, plant and equipment of RMB7,776 million was reflected in the consolidated balance sheet of the Group as at 31 December 2001.

The Group's properties were also revalued separately by Chesterton Petty Limited, independent qualified valuers in Hong Kong, as at 31 December 2001. The value arrived at by these valuers was approximately the same as that arrived at by the PRC valuers.

The historical carrying amounts of the Group's property, plant and equipment as at 31 December 2001 and the revalued amounts of these assets were as follows:

	Historical carrying amount RMB millions	**Revaluation surplus** RMB millions	**Revaluation deficit** RMB millions	**Revalued amount** RMB millions
Buildings and improvements	21,664	2,361	(238)	23,787
Telecommunications network plant and equipment	118,579	1,653	(10,950)	109,282
Furniture, fixture, motor vehicles and other equipment	6,156	140	(742)	5,554
	146,399	4,154	(11,930)	138,623

In connection with the initial public offering of the Company's H shares, the properties of the Group as at 30 June 2002 were valued by Chesterton Petty Limited, independent qualified valuers in Hong Kong, as required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The value of the properties other than land use rights was not materially different from the book carrying value as at 30 June 2002 and therefore the consolidated financial statements have not been adjusted.

4. CONSTRUCTION IN PROGRESS

	The Group 2002 RMB millions	The Group 2001 RMB millions
Balance at beginning of year	**23,274**	28,656
Additions	**26,992**	32,201
Transferred to property, plant and equipment	**(29,947)**	(36,897)
Distributions to China Telecom in connection with the Restructuring	**—**	(686)
Balance at end of year	**20,319**	23,274

5. INTERESTS IN SUBSIDIARIES

	The Company 2002 RMB millions
Share of net assets	**114,866**

Details of the Company's subsidiaries at 31 December 2002 which principally affected the results of operations and the financial position of the Group are as follows:

Name of Company	Type of legal entity	Date of incorporation	Registered capital (RMB millions)	Direct attributable equity interest	Principal activities
Guangdong Telecom Company Limited	Limited company	10 October 2002	47,513	100%	Provision of telecommunications services
Zhejiang Telecom Company Limited	Limited company	10 October 2002	22,400	100%	Provision of telecommunications services
Jiangsu Telecom Company Limited	Limited company	19 October 2002	19,208	100%	Provision of telecommunications services
Shanghai Telecom Company Limited	Limited company	11 October 2002	15,984	100%	Provision of telecommunications services

The above subsidiaries are incorporated in the PRC.

6. INTERESTS IN ASSOCIATES

	The Group	
	2002	2001
	RMB millions	RMB millions
Share of net assets	**429**	417

The Group's interests in associates are accounted for under the equity method and are individually and in aggregate not material to the Group's financial conditions or results of operations for all periods presented. Details of the Group's principal associates are as follows:

Name of company	**Attributable equity interest**	**Principal activities**
Shenzhen Shekou Telecommunications Company Limited	50.00%	Provision of telecommunications services
Shanghai Information Investment Incorporation	24.00%	Provision of information technology consultancy services

The above associates are established in the PRC and are not traded on any stock exchange.

7. INVESTMENTS

	The Group	
	2002	2001
	RMB millions	RMB millions
Unlisted equity investments	**270**	446

Unlisted equity investments mainly represent the Group's various interests in PRC private enterprises which are mainly engaged in the provision of information technology services and Internet contents. These investments are accounted for at cost, less provision for any impairment. The Group has no investments in marketable securities.

8. DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance	
	2002	2001	**2002**	2001	**2002**	2001
	RMB millions	RMB millions	**RMB millions**	RMB millions	**RMB millions**	RMB millions
Current						
Provisions, primarily for accounts receivable	**99**	—	**—**	—	**99**	—
Non-current						
Property, plant and equipment	**—**	—	**(193)**	—	**(193)**	—
Deferred revenues and installation costs	**1,035**	—	**(425)**	—	**610**	—
Land use rights	**3,984**	4,059	**—**	—	**3,984**	4,059
Deferred tax assets	**5,118**	4,059	**(618)**	—	**4,500**	4,059

A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets as at 31 December 2001 and 2002. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is more likely than not the Group will realise the benefits of these temporary differences. Therefore, no valuation allowances were provided for the years ended 31 December 2001 and 2002 in respect of deferred tax assets arising from temporary differences.

8. DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2001 RMB millions	Recognised in statement of income RMB millions	Recognised in shareholders' equity RMB millions	Balance at 31 December 2001 RMB millions
Current					
Provisions, primarily for accounts receivable	(i)	308	(88)	(220)	—
Non-current					
Property, plant and equipment	(i)	(9,194)	3,271	5,923	—
Deferred revenues and installation costs	(i)	611	205	(816)	—
Land use rights	(ii)	—	—	4,059	4,059
Net deferred tax (liabilities)/assets		(8,275)	3,388	8,946	4,059
			(Note 24)		

	Balance at 1 January 2002 RMB millions	Recognised in statement of income RMB millions	Balance at 31 December 2002 RMB millions
Current			
Provisions, primarily for accounts receivable	—	99	99
Non-current			
Property, plant and equipment	—	(193)	(193)
Deferred revenues and installation costs	—	610	610
Land use rights	4,059	(75)	3,984
Net deferred tax assets	4,059	441	4,500
		(Note 24)	

Note:

(i) As described in Note 3, in connection with the Restructuring, the Group's property, plant and equipment were revalued as at 31 December 2001. The tax base of these assets has been adjusted to conform to the respective revalued amount. In addition, in connection with the Restructuring, the tax bases of the Group's assets and liabilities that gave rise to the temporary differences above have been adjusted to conform to the related financial carrying amounts. As a result, the timing differences that gave rise to the net deferred tax liabilities relating to the items above were eliminated. The reduction in net deferred tax liabilities of RMB4,887 million as at 31 December 2001 was reflected as a credit to shareholders' equity.

(ii) In connection with the Restructuring, the Group's land use rights, which as at 31 December 2001 had a carrying amount of RMB2,638 million, were revalued as required by the relevant PRC rules and regulations. The revalued amount of the land use rights was determined at RMB14,939 million. The tax base of the land use rights has been adjusted to conform to such revalued amount. The land use rights were not revalued for financial reporting purposes and accordingly, a deferred tax asset of RMB4,059 million was created with a corresponding increase in shareholders' equity. Based upon the level of historical taxable income and projections of future taxable income, management believes that it is more likely than not the Group will realise the benefits of the deferred tax asset.

9. INVENTORIES

Inventories represent:

	The Group	
	2002	2001
	RMB millions	RMB millions
Materials and supplies	**911**	1,166
Goods for resale	**155**	247
	1,066	1,413

10. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, is analysed as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Accounts receivable	**6,440**	6,121
Less: Allowance for doubtful accounts	**(479)**	(513)
	5,961	5,608

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

The following table summarises the changes in the allowance for doubtful accounts:

	The Group	
	2002	2001
	RMB millions	RMB millions
At beginning of year	**513**	661
Provision for doubtful accounts	**345**	186
Accounts receivable written off	**(379)**	(334)
At end of year	**479**	513

10. ACCOUNTS RECEIVABLE, NET (Continued)

Ageing analysis of accounts receivable from telephone subscribers is as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Current, within 1 month	**5,036**	4,436
1 to 3 months	**352**	709
4 to 12 months	**309**	233
More than 12 months	**130**	255
	5,827	5,633
Less: Allowance for doubtful accounts	**(439)**	(488)
	5,388	5,145

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Current, within 1 month	**363**	189
1 to 3 months	**109**	137
4 to 12 months	**85**	77
More than 12 months	**56**	85
	613	488
Less: Allowance for doubtful accounts	**(40)**	(25)
	573	463

11. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets represent:

	The Group		The Company
	2002	2001	**2002**
	RMB millions	RMB millions	**RMB millions**
Amounts due from China Telecom Group	**342**	970	**34**
Amounts due from subsidiaries	**—**	—	**1,493**
Prepayments in connection with construction work and equipment purchases	**376**	383	**—**
Prepaid expenses and deposits	**269**	247	**—**
Other receivables	**749**	1,152	**—**
	1,736	2,752	**1,527**

12. CASH AND CASH EQUIVALENTS

	The Group		The Company
	2002	2001	**2002**
	RMB millions	RMB millions	**RMB millions**
Cash at bank and in hand	**11,574**	3,604	**4,815**
Time deposits with maturity within three months	**4,849**	278	**4,755**
	16,423	3,882	**9,570**

13. SHORT-TERM AND LONG-TERM DEBT

Short-term debt comprises:

	The Group	
	2002	2001
	RMB millions	RMB millions
Bank loans	**19,175**	18,827

Weighted average interest rate of the Group's short-term debt as at 31 December 2002 was 4.7% (2001: 5.5%).

13. SHORT-TERM AND LONG-TERM DEBT (Continued)

Long-term debt comprises:

		The Group	
		2002	2001
	Interest rates and final maturity	**RMB millions**	RMB millions
Bank loans			
Renminbi denominated	Interest rates ranging from 4.5% to 8.0% per annum with maturities through 2006	**2,867**	6,005
US Dollars denominated	Interest rates ranging from 2.0% to 8.3% per annum with maturities through 2021	**1,582**	2,137
Japanese Yen denominated	Interest rates ranging from 2.5% to 3.5% per annum with maturities through 2022	**2,623**	2,544
		7,072	10,686
Other loans			
Renminbi denominated	Interest rate at 2.4% per annum	**–**	36
Total long-term debt		**7,072**	10,722
Less: current portion		**(2,219)**	(3,621)
Non-current portion		**4,853**	7,101

As at 31 December 2002, no bank loans were secured. As at 31 December 2001, bank loans of RMB14 million were secured by certain of the Group's property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB4 million as at 31 December 2001.

13. SHORT-TERM AND LONG-TERM DEBT (Continued)

The aggregate maturities of the Group's long-term debt subsequent to 31 December 2002 are as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Within 1 year	**2,219**	3,621
Between 1 to 2 years	**1,196**	2,795
Between 2 to 3 years	**825**	1,306
Between 3 to 4 years	**268**	325
Between 4 to 5 years	**219**	263
Thereafter	**2,345**	2,412
	7,072	10,722

The Group's short-term and long-term debts do not contain any financial covenants. As at 31 December 2002, the Group had available credit facilities of RMB2,634 million (2001: RMB Nil) which it can draw upon.

14. ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Third parties	**11,505**	12,498
China Telecom Group	**2,894**	2,421
	14,399	14,919

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

14. ACCOUNTS PAYABLE (Continued)

Ageing analysis of accounts payable is as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Due within 1 month or on demand	**1,715**	2,166
Due after 1 month but within 3 months	**2,701**	2,010
Due after 3 months but within 6 months	**3,329**	2,150
Due after 6 months	**6,654**	8,593
	14,399	14,919

15. ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables represent:

	The Group		The Company
	2002	2001	**2002**
	RMB millions	RMB millions	**RMB millions**
Distributions payable to China Telecom	—	2,535	—
Amounts due to China Telecom Group	**1,790**	1,673	—
Accrued expenses	**7,884**	6,883	**570**
Customer deposits and receipts in advance	**592**	581	—
	10,266	11,672	**570**

16. FINANCE LEASE OBLIGATIONS

Obligations under finance leases are analysed as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Within 1 year	—	40
Between 1 to 2 years	—	7
Between 2 to 3 years	—	4
Less: finance charges related to future periods	—	(2)
Present value of minimum lease payments	—	49
Less: current portion	—	(38)
Non-current portion	—	11

17. DEFERRED REVENUES

Deferred revenues represent the unearned portion of upfront connection fees and installation fees received from customers and the unused portion of calling cards. Connection fees and installation fees are amortised over the expected customer relationship period of 10 years. Beginning 1 July 2001, connection fees were no longer collected from new customers.

	The Group	
	2002	2001
	RMB millions	RMB millions
Balance at beginning of year	**34,508**	38,199
Additions for the year		
— connection fees	—	1,168
— installation fees	**1,987**	2,019
— calling cards	**5,235**	5,580
	7,222	8,767
Reduction for the year		
— amortisation of connection fees	**(6,018)**	(6,290)
— amortisation of installation fees	**(995)**	(780)
— usage of calling cards	**(5,379)**	(5,388)
Balance at end of year	**29,338**	34,508
Representing:		
— Current portion	**7,726**	8,155
— Non-current portion	**21,612**	26,353
	29,338	34,508

17. DEFERRED REVENUES (Continued)

Included in other non-current assets are capitalised direct incremental costs associated with the installation of wireline services. As at 31 December 2002, the unamortised portion of these costs was RMB5,687 million (2001: RMB5,126 million).

18. SHARE CAPITAL

	The Group and the Company	
	2002	2001
	RMB millions	RMB millions
Registered, issued and fully paid		
67,586,776,503 ordinary domestic shares of RMB 1.00 each	**67,587**	–
8,027,410,000 overseas listed H shares of RMB 1.00 each	**8,027**	–
	75,614	–

The Company was incorporated on 10 September 2002 with a registered capital of 68,317,270,803 ordinary domestic shares with a par value of RMB1.00 each. Such shares were issued to China Telecom in consideration for the assets and liabilities related to the Predecessor Operations transferred to the Company (Note 1). As part of a reform plan approved by the State Council on the administration of rural telecommunication services, China Telecom transferred a portion of its shareholdings in the Company to certain state-owned enterprises ("Other Domestic Shareholders") owned and controlled by the provincial governments in each of Guangdong Province, Jiangsu Province and Zhejiang Province.

Pursuant to the resolutions passed at an extraordinary general meeting held on 4 November 2002 and approvals from relevant government authorities, the Company was authorised to increase its share capital to a maximum of 76,216 million shares with a par value of RMB1.00 each and offer not more than 7,899 million of such shares to investors outside the PRC. China Telecom and the Other Domestic Shareholders were authorised to offer not more than 791 million shares in aggregate of their shareholdings in the Company to investors outside the PRC. The shares sold by China Telecom and the Other Domestic Shareholders to investors outside the PRC would be converted into H shares.

In November 2002, the Company issued 6,868,767,600 H shares with a par value of RMB1.00 each, representing 377,820,000 H shares and 64,909,476 American Depositary Shares ("ADSs", each representing 100 H shares), at prices of HK$1.47 per H share and US$18.98 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 687,632,400 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to Hong Kong and overseas investors.

18. SHARE CAPITAL (Continued)

In December 2002, the Company issued 428,148,100 H shares with a par value of RMB1.00 each, representing 4,281,481 ADSs at US$18.98 per ADS to overseas investors upon exercise of an over-allotment option granted to the underwriters in connection with the global initial public offering. In addition, 42,861,900 ordinary domestic shares of RMB1.00 each owned by China Telecom and the Other Domestic Shareholders were converted into H shares and sold to overseas investors.

All ordinary domestic shares and H shares rank pari passu in all material respects.

19. RESERVES

The Group	Capital reserve RMB millions	Share premium RMB millions	Revaluation reserve RMB millions	Surplus reserves RMB millions	Statutory common welfare fund RMB millions	Other reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Balance as at 1 January 2001	–	–	–	–	–	–	101,619	101,619
Net profit	–	–	–	–	–	–	6,883	6,883
Contributions from China Telecom	–	–	–	–	–	–	3,003	3,003
Distributions to China Telecom	–	–	–	–	–	–	(15,835)	(15,835)
Assets distributed to China Telecom in connection with the Restructuring (Note 1)	–	–	–	–	–	–	(11,285)	(11,285)
Revaluation surplus (Note 3)	–	–	4,154	–	–	–	–	4,154
Recognition of deferred tax assets (Note 8)	–	–	–	–	–	4,059	–	4,059
Elimination of net deferred tax liabilities (Note 8)	–	–	–	–	–	–	4,887	4,887
Balance as at 31 December 2001	–	–	4,154	–	–	4,059	89,272	97,485
Capitalisation as share capital upon incorporation of the Company (Note (i))	20,955	–	–	–	–	–	(89,272)	(68,317)
Issue of shares, net of issuing expenses of RMB796 million	–	3,362	–	–	–	–	–	3,362
Net profit	–	–	–	–	–	–	16,864	16,864
Appropriations (Notes (ii) and (iii))	–	–	–	8,121	1,624	–	(9,745)	–
Revaluation surplus realised	–	–	(10)	–	–	–	10	–
Deferred tax on amortisation of land use rights realised	–	–	–	–	–	(75)	75	–
Balance as at 31 December 2002	20,955	3,362	4,144	8,121	1,624	3,984	7,204	49,394

19. RESERVES (Continued)

The Company	Capital reserve RMB millions	Share premium RMB millions	Revaluation reserve RMB millions	Surplus reserves RMB millions	Statutory common welfare fund RMB millions	Other reserves RMB millions	Retained earnings RMB millions	Total RMB millions
Capitalisation as share capital upon incorporation of the Company (Note (i))	20,955	–	4,154	–	–	4,059	–	29,168
Issue of shares, net of issuing expenses of RMB796 million	–	3,362	–	–	–	–	–	3,362
Net profit	–	–	–	–	–	–	16,864	16,864
Appropriations (Notes (ii) and (iii))	–	–	–	8,121	1,624	–	(9,745)	–
Revaluation surplus realised	–	–	(10)	–	–	–	10	–
Deferred tax on amortisation of land use rights realised	–	–	–	–	–	(75)	75	–
Balance as at 31 December 2002	20,955	3,362	4,144	8,121	1,624	3,984	7,204	49,394

Note:

(i) The amount of RMB68,317 million represents the par value of shares issued to China Telecom upon incorporation of the Company.

(ii) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve until such reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. For the year ended 31 December 2002, the Company transferred RMB1,624 million, being 10% of the year's net profit determined in accordance with PRC accounting rules and regulations, to this reserve.

According to the Company's Articles of Association, the Directors authorised, subject to shareholders' approval, the transfer of RMB6,497 million, being 40% of the year's net profit determined in accordance with PRC accounting rules and regulations, to a discretionary surplus reserve.

The surplus reserves are non-distributable other than liquidation and can be used to make good of previous years' losses, if any, and may be utilised for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholdings or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

(iii) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC accounting rules and regulations, to a statutory common welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of any dividend to shareholders. For the year ended 31 December 2002, the Directors authorised, subject to shareholders' approval, the transfer of RMB1,624 million, being 10% of the year's net profit determined in accordance with the PRC accounting rules and regulations, to this fund.

96

19. RESERVES (Continued)

(iv) According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC accounting rules and regulations and the amount determined in accordance with IFRS. At 31 December 2002, the amount of retained earnings available for distribution was RMB6,497 million, being the amount determined in accordance with the PRC accounting rules and regulations. Final dividend of RMB672 million in respect of the financial year 2002 proposed after the balance sheet date has not been recognised as a liability at the balance sheet date (Note 28).

20. OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services, net of PRC business tax and government levies, where applicable, in all periods presented. The components of the Group's operating revenues are as follows:

		The Group	
		2002	2001
	Note	**RMB millions**	RMB millions
Upfront connection fees	(i)	**6,018**	6,290
Upfront installation fees	(ii)	**995**	780
Monthly fees	(iii)	**12,460**	10,186
Local usage fees	(iv)	**22,392**	21,004
DLD	(iv)	**14,365**	14,676
ILD	(iv)	**3,285**	3,392
Internet	(v)	**3,775**	2,150
Managed data	(vi)	**1,789**	1,477
Interconnections	(vii)	**4,363**	3,814
Leased line	(viii)	**3,095**	2,862
Others	(ix)	**2,959**	1,915
		75,496	68,546

Note:

(i) Represent the amortised amount of the upfront fees received for initial activation of wireline services.

(ii) Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii) Represent amounts charged to customers each month for their use of the Group's telephone services.

(iv) Represent usage fees charged to customers for the provision of telephone services.

(v) Represent amounts charged to customers for the provision of Internet access services.

(vi) Represent amounts charged to customers for the provision of managed data transmission services.

20. OPERATING REVENUES (Continued)

(vii) Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group's wireline telecommunications networks.

(viii) Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group's wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix) Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment.

21. OTHER OPERATING EXPENSES

Other operating expenses consist of:

		The Group	
		2002	2001
	Note	**RMB millions**	RMB millions
Interconnection charges	(i)	**2,608**	1,290
Donations		**23**	26
Others		**6**	11
		2,637	1,327

Note:

(i) Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's wireline telecommunications networks.

22. TOTAL OPERATING EXPENSES

Total operating expenses for the year ended 31 December 2002 include personnel expenses of RMB8,915 million (2001: RMB6,207 million) and auditors' remuneration of RMB19 million (2001: RMB Nil).

23. NET FINANCE COSTS/(INCOME)

Net finance costs/(income) comprise:

	The Group	
	2002	2001
	RMB millions	RMB millions
Interest expense incurred	**1,321**	1,415
Less: Interest expense capitalised*	**(770)**	(1,032)
Net interest expense	**551**	383
Interest income	**(140)**	(246)
Foreign exchange losses	**228**	3
Foreign exchange gains	**(7)**	(433)
	632	(293)
* Interest expense was capitalised in construction in progress at the following rates per annum	**4.4% to 5.6%**	5.1% to 5.8%

24. TAXATION

Taxation in the consolidated statement of income comprises:

	The Group	
	2002	2001
	RMB millions	RMB millions
Provision for PRC income tax	**4,296**	3,319
Deferred taxation (Note 8)	**(441)**	(3,388)
	3,855	(69)

24. TAXATION (Continued)

A reconciliation of the expected tax with the actual tax expense/(benefit) is as follows:

		The Group	
		2002	2001
	Note	**RMB millions**	RMB millions
Profit before taxation and minority interests		**20,785**	6,793
Expected PRC income tax expense at statutory tax rate of 33%	(i)	**6,859**	2,242
Differential tax rate on subsidiaries' income	(i)	**(708)**	(506)
Non-deductible expenses		**542**	436
Non-taxable income	(ii)	**(2,838)**	(2,241)
Income tax		**3,855**	(69)

Note:

(i) The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.

(ii) Amounts primarily represent connection fees and certain usage fees on phone calls received from customers which are not subject to income tax.

25. DIRECTORS' AND SUPERVISORS' REMUNERATION

The following table sets out the remuneration received or receivable by the Company's directors and supervisors during the periods presented:

	2002 RMB thousand	2001 RMB thousand
Fees	**127**	—
Salaries, allowances and benefits in kind	**3,148**	1,602
Retirement benefits	**211**	145
	3,486	1,747

25. DIRECTORS' AND SUPERVISORS' REMUNERATION (Continued)

Included in the directors' and supervisors' remuneration were fees of RMB127,000 (2001: RMB Nil) paid or payable to the independent non-executive directors and independent supervisors for the year ended 31 December 2002.

The number of directors and supervisors whose remuneration falls within the following band is set out below:

	2002 Number	2001 Number
HK$ equivalent		
Nil–1,000,000	**16**	12

None of the directors and supervisors received any fees, bonuses, inducements, or compensation for loss of office, or waived any emoluments during the periods presented.

26. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five highest paid individuals of the Group during the periods presented, one is a director of the Company and his remuneration has been included in Note 25 above. The following table sets out the emoluments of the Group's remaining four highest paid employees who were not directors or supervisors of the Company during the periods presented:

	2002 RMB thousand	2001 RMB thousand
Salaries, allowances and benefits in kind	**1,614**	991
Retirement benefits	**110**	108
	1,724	1,099

The number of these employees whose emoluments fall within the following band is set out below:

	2002 Number	2001 Number
HK$ equivalent		
Nil–1,000,000	**4**	4

None of these employees received any inducements or compensation for loss of office, or waived any emoluments during the periods presented.

27. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders includes a profit of RMB16,864 million which has been dealt with in the stand-alone financial statements of the Company.

28. DIVIDENDS

Pursuant to a resolution passed at the Directors' meeting on 24 April 2003, a final dividend of RMB0.00888 per share totalling RMB672 million was proposed for shareholders' approval at the Annual General Meeting. The dividend has not been provided for in the financial statements for the year ended 31 December 2002.

29. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit of RMB16,864 million (2001: RMB6,883 million) and the weighted average number of shares in issue during the year of 69,241,674,942 (2001: 68,317,270,803), as if the 68,317,270,803 shares issued and outstanding upon the legal formation of the Company on 10 September 2002 had been outstanding for all periods presented. The weighted average number of shares for the year ended 31 December 2002 also reflects the issuance of 7,296,915,700 shares in 2002 in connection with the Company's global initial public offering (Note 18).

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

30. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases business premises through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments nor impose restrictions on dividends, additional debt and/or further leasing.

30. COMMITMENTS AND CONTINGENCIES (Continued)

Operating lease commitments (Continued)

As at 31 December 2002, future minimum lease payments under non-cancellable operating leases having initial or remaining lease terms of more than one year, which include the new lease agreements with China Telecom Group (Note 32), were as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Within 1 year	**457**	334
Between 1 to 2 years	**355**	154
Between 2 to 3 years	**114**	111
Between 3 to 4 years	**75**	73
Between 4 to 5 years	**70**	52
Thereafter	**367**	316
Total minimum lease payments	**1,438**	1,040

Total rental expense in respect of operating leases charged to the consolidated statement of income for the year ended 31 December 2002 was RMB807 million (2001: RMB523 million).

Capital commitments

As at 31 December 2002, the Group had capital commitments as follows:

	The Group	
	2002	2001
	RMB millions	RMB millions
Authorised and contracted for		
Properties	**800**	755
Telecommunications network plant and equipment	**3,439**	2,742
	4,239	3,497
Authorised but not contracted for		
Properties	**1,359**	1,398
Telecommunications network plant and equipment	**3,640**	5,831
	4,999	7,229

30. COMMITMENTS AND CONTINGENCIES (Continued)

Contingent liabilities

(a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business transferred to the Company in the Restructuring, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by China Telecom Group prior to the Restructuring.

(b) As at 31 December 2002, the undiscounted maximum amount of potential future payments under guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

	The Group		**The Company**
	2002	2001	**2002**
	RMB millions	RMB millions	**RMB millions**
China Telecom Group and the Group's investees	**6**	150	**—**
Subsidiaries	**—**	—	**2,869**
	6	150	**2,869**

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognise any such losses under guarantees when those losses can be estimated. At 31 December 2001 and 2002, it was not probable that the Group would be required to make payments under these guarantees. Thus no liability was accrued for losses related to the Group's obligations under these guarantee arrangements.

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

104

31. CONCENTRATION OF RISKS

Credit and concentration risks

The carrying amounts of cash and cash equivalents, time deposits, accounts receivable and other receivables represent the Group's maximum exposure to credit risk in relation to financial assets. The majority of the Group's accounts receivable relate to provision of telecommunications services to residential and corporate customers operating in various industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within management's expectations.

The Group has a diversified base of customers. No single customer contributed more than 10% of revenues for the periods presented.

The Group does not have concentrations of available sources of labour, services, franchises, licenses or other rights that could, if suddenly eliminated, severely impact its operations. The Group invests its cash with several large state-owned financial institutions in the PRC and international financial institutions.

Business and economic risks

The Group conducts its principal operations in the PRC and accordingly is subject to special considerations and significant risks not typically associated with investments in equity securities of United States and Western European companies. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, influence of the Ministry of Information Industry over certain aspects of the Group's operations and competition in the telecommunications industry. In addition, the ability to negotiate and implement specific business development projects in a timely and favourable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, reduction in tariff protection and other import restrictions, and changes in State policies and regulations affecting the telecommunications industry may have a negative impact on the Group's operating results and financial condition.

31. CONCENTRATION OF RISKS (Continued)

Currency risk

Substantially all of the revenue-generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People's Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

Interest rate risk

The interest rates and terms of repayment of the Group's debts are disclosed in Note 13.

32. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group conducts business with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. The Group considers that the provision of wireline telecommunications services to the PRC government authorities and affiliates and other state-owned enterprises are activities in the ordinary course of business in the PRC and has not disclosed such services as related party transactions.

The Group is part of a larger group of companies under China Telecom and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Under IFRS, state-owned enterprises, other than China Telecom and its affiliates, are not disclosed as related parties. Related parties refer to enterprises over which China Telecom is able to exercise control or significant influence.

32. RELATED PARTY TRANSACTIONS (Continued)

The principal related party transactions with China Telecom Group, which were carried out in the ordinary course of business, are as follows:

	Note	**2002 RMB millions**	2001 RMB millions
Purchases of telecommunications equipment and materials	(i)	**78**	2,331
Construction, engineering and information technology services	(ii)	**3,394**	2,884
Provision of community services	(iii)	**1,291**	742
Provision of ancillary services	(iv)	**1,219**	613
Operating lease expenses	(v)	**368**	94
Centralised service expenses	(vi)	**483**	—
Interconnection revenues	(vii)	**302**	—
Interconnection charges	(vii)	**687**	—

Note:

(i) Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii) Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii) Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv) Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v) Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vi) Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(vii) Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

32. RELATED PARTY TRANSACTIONS (Continued)

In connection with the Restructuring, the Group and China Telecom Group entered into a number of agreements effective on 1 January 2002 with an initial term expiring on 31 December 2004. The terms of the principal agreements are summarised as follows:

(1) The Company has entered into an agreement with China Telecom pursuant to which expenses associated with common corporate services and international telecommunications facilities will be allocated between the Group and China Telecom based on revenues or volume of traffic as appropriate.

(2) The Company has entered into an agreement with China Telecom for interconnection of domestic long distance telephone calls. Pursuant to the interconnection agreement, the telephony operator terminating a telephone call made to its local network shall be entitled to receive a fee prescribed by the Ministry of Information Industry from the operator from which the telephone call is originated.

(3) The Company has entered into an optic fibre leasing agreement with China Telecom pursuant to which the Company will lease the inter-provincial transmission optic fibres in Shanghai Municipality, Guangdong Province, Jiangsu Province and Zhejiang Province from China Telecom. The lease payment will be based on the depreciation charge of the optic fibres.

(4) The Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with construction, design, equipment installation, testing and engineering project management services. In addition, the Group has entered into information technology service agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with certain information technology services including office automation and software modification. The amounts to be charged for these services will be determined by reference to market rates as reflected in prices obtained through a tender.

(5) The Group has entered into property leasing agreements with China Telecom Group pursuant to which the Group will lease certain business premises and storage facilities from China Telecom Group. The rental charges will be based on market rates, with reference to amounts stipulated by local price bureaus.

(6) The Group has entered into agreements with China Telecom Group pursuant to which China Telecom Group will provide the Group with the procurement of equipment and materials. The amount to be charged for this service will be based on a percentage not exceeding 1.8% of the contract value of the equipment and materials purchased.

108

32. RELATED PARTY TRANSACTIONS (Continued)

(7) The Group has entered into community services agreements for cultural, educational, hygiene and other community services with China Telecom Group. In addition, the Group has entered into ancillary services agreements with China Telecom Group. The ancillary services to be provided by China Telecom Group will include repairs and maintenance of telecommunications equipment and facilities and certain customer services. Pursuant to these agreements, China Telecom Group will charge the Group for these services in accordance with the following terms:

- government prescribed price;
- where there is no government prescribed price but where there is a government guided price, the government guided price will apply;
- where there is neither a government prescribed price nor a government guided price, the market price will apply;
- where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

Pursuant to the Restructuring, China Telecom has agreed to hold and maintain, for the Group's benefit, all licenses received from the Ministry of Information Industry in connection with the Predecessor Operations transferred to the Group. The licenses maintained by China Telecom were granted by the Ministry of Information Industry at zero or nominal cost. To the extent that China Telecom incurs a cost to maintain or obtain licenses in the future, the Company will reimburse China Telecom for the expenses it incurs.

33. EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 18% to 20% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member's retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2002 were RMB999 million (2001: RMB849 million).

34. FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial assets of the Group include cash and cash equivalents, time deposits, investments, accounts receivable, amounts due from China Telecom Group, advances and other receivables. Financial liabilities of the Group include debts, accounts payable, amounts due to China Telecom Group, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarises the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

Long-term debt: The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. As at 31 December 2002 and 2001, the carrying amounts and fair values of the Group's long-term debt were as follows:

	2002		2001	
	Carrying amount RMB millions	**Fair value RMB millions**	Carrying amount RMB millions	Fair value RMB millions
Long-term debt	**7,072**	**7,368**	10,722	11,160

The Group's long term investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of their fair values could not be made without incurring excessive costs.

The fair values of all other financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

35. ULTIMATE HOLDING COMPANY

The directors consider the ultimate holding company of the Group at 31 December 2002 to be China Telecommunications Corporation, a state-owned enterprise established in the PRC.

110

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS

The Group's accounting policies conform with IFRS which differ in certain significant respects from US GAAP. Differences which have a significant effect on net profit and shareholders' equity are set out below.

(a) Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Group were revalued as at 31 December 2001 (see Note 3 on the financial statements). The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders' equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group's property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders' equity and the charge to income recorded under IFRS as a result of the Restructuring are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders' equity.

(b) Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(c) Related party transactions

Under IFRS, transactions with state-controlled enterprises other than China Telecom and its affiliates are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. Therefore, related party transactions as disclosed in Note 32 on the financial statements only refer to transactions with China Telecom Group.

Under US GAAP, there are no similar exemptions. The Group's principal transactions with state-controlled telecommunications operators in the PRC were as follows:

	2002 RMB millions	2001 RMB millions
Interconnection revenues	2,409	3,814
Interconnection charges	448	1,290
Leased line revenues	2,727	2,839

The amounts set out above represent the historical costs incurred by the related parties in carrying out such transactions.

(d) Recently issued accounting standards

SFAS No. 143

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group is also required to record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on 1 January 2003. The Group does not expect the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

SFAS No. 145

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS No. 145 amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

112

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS (CONTINUED)

The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after 15 May 2002. The provisions in paragraphs 8 and 9(c) of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after 15 May 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after 15 May 2002. The Group does not expect the adoption of SFAS No. 145 will have a material impact on its consolidated financial statements.

SFAS No. 146

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" which applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. SFAS No. 146 requires an entity to record a liability for cost associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's intended future actions and does not meet the requirement for recognising a liability and the related expense. An entity is required to disclose information about its exit and disposal activities, the related costs, and changes in those costs in the notes to the interim and annual financial statements that include the period in which an exit or disposal activity is initiated and in any subsequent period until the activity is completed. The Group is required to adopt SFAS No. 146 on 1 January 2003. The provisions of SFAS No. 146 are required to be applied prospectively after the adoption date to newly exit or disposal activities. Therefore, management cannot determine the potential effect that the adoption of SFAS No. 146 will have on the Group's consolidated financial statements.

FIN No. 45

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognise, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after 31 December 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after 31 December 2002. The Group does not expect the application of this Interpretation will have a material effect on its consolidated financial statements.

FIN No. 46

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51". This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after 31 January 2003, and to variable interests in variable interest entities obtained after 31 January 2003. The Interpretation requires certain disclosures in financial statements issued after 31 January 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The Group does not expect the application of this Interpretation will have a material impact on its consolidated financial statements.

Reconciliation of net profit and shareholders' equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the year ended 31 December 2002 is as follows:

	(Note) 2002 US$ millions	2002 RMB millions	2001 RMB millions
Net profit under IFRS	2,037	16,864	6,883
US GAAP adjustments:			
Reversal of deficit on revaluation of property, plant and equipment, net of minority interests	—	—	11,838
Depreciation on revalued property, plant and equipment	(186)	(1,542)	—
Disposal of revalued property, plant and equipment	(7)	(55)	—
Deferred tax effect of US GAAP adjustments	64	527	(3,936)
Net profit under US GAAP	1,908	15,794	14,785
Basic earnings per share under US GAAP	0.03	0.23	0.22
Basic earnings per ADS* under US GAAP	2.76	22.81	21.64

* Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.

SUPPLEMENTARY INFORMATION FOR ADS HOLDERS (CONTINUED)

The effect on shareholders' equity of significant differences between IFRS and US GAAP as at 31 December 2002 is as follows:

	(Note) 2002 US$ millions	2002 RMB millions	2001 RMB millions
Shareholders' equity under IFRS	15,098	125,008	97,485
US GAAP adjustments:			
Revaluation of property, plant and equipment, net of minority interests	735	6,087	7,684
Deferred tax effect of US GAAP adjustment	(246)	(2,039)	(2,566)
Shareholders' equity under US GAAP	15,587	129,056	102,603

Note:

Solely for the convenience of the reader, the amounts for 2002 have been translated into United States dollars at the noon buying rate in New York City on 31 December 2002 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2800. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2002, or at any other date.

115

FINANCIAL SUMMARY

(Amounts in millions, except per share data)

	Year ended 31 December			
	2002	2001	2000	1999
	RMB	RMB	RMB	RMB
Results				
Upfront connection fees	**6,018**	6,290	6,322	5,923
Upfront installation fees	**995**	780	583	442
Monthly fees	**12,460**	10,186	7,763	6,829
Local usage fees	**22,392**	21,004	20,503	18,371
DLD	**14,365**	14,676	17,190	15,220
ILD	**3,285**	3,392	5,177	6,043
Internet	**3,775**	2,150	1,144	435
Managed data	**1,789**	1,477	1,750	1,429
Interconnections	**4,363**	3,814	4,869	4,779
Leased line	**3,095**	2,862	4,268	4,549
Others	**2,959**	1,915	1,452	1,271
Operating revenues	**75,496**	68,546	71,021	65,291
Depreciation and amortisation	**(20,882)**	(19,451)	(17,386)	(14,903)
Network operations and support	**(20,131)**	(20,269)	(19,004)	(15,584)
Selling, general and administratrive	**(10,468)**	(9,401)	(9,743)	(7,553)
Other operating expenses	**(2,637)**	(1,327)	(1,264)	(889)
Operating expenses	**(54,118)**	(50,448)	(47,397)	(38,929)
Operating profit	**21,378**	18,098	23,624	26,362
Deficit on revaluation of property, plant and equipment	**–**	(11,930)	–	–
Net finance (costs)/income	**(632)**	293	298	(516)
Investment income	**4**	310	177	95
Share of profit from associates	**35**	22	45	20
Profit before taxation	**20,785**	6,793	24,144	25,961
Taxation	**(3,855)**	69	(4,857)	(5,459)
Profit before minority interests	**16,930**	6,862	19,287	20,502
Minority interests	**(66)**	21	(68)	(93)
Profit attributable to shareholders	**16,864**	6,883	19,219	20,409
Basic earnings per share	**0.24**	0.10	0.28	0.30

116

FINANCIAL SUMMARY

(Amounts in millions)

	As at 31 December			
	2002	2001	2000	1999
	RMB	RMB	RMB	RMB
Financial condition				
Property, plant and equipment, net	**149,165**	138,623	127,528	116,461
Construction in progress	**20,319**	23,274	28,656	26,313
Other non-current assets	**14,866**	13,309	14,516	11,158
Cash and bank deposits	**17,739**	4,355	14,200	15,640
Other current assets	**8,763**	9,773	12,501	12,795
Total assets	**210,852**	189,334	197,401	182,367
Current liabilities	**57,627**	57,444	43,799	36,443
Non-current liabilities	**27,083**	33,465	51,033	54,508
Total liabilities	**84,710**	90,909	94,832	90,951
Minority interests	**1,134**	940	950	866
Shareholders' equity	**125,008**	97,485	101,619	90,550
Total liabilities and shareholders' equity	**210,852**	189,334	197,401	182,367

Note:

The above summary present the results of the Company and its subsidiaries as if the Group had been in existence throughout the years presented and as if the Predecessor Operations were transferred to the Company from China Telecommunications Corporation as at 1 January 1999.

117

119

CHINA TELECOM CORPORATION LIMITED
31 Jinrong Street, Xicheng District, Beijing,
100032, P.R. China.
Tel : (86) 10 6642 8166
Fax : (86) 10 6601 0728